UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[X]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to _______________________

[   ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________________

Commission file number ________________________________________

WILDCAT SILVER CORPORATION
(Exact name of Registrant as specified in its charter)

British Columbia
(Jurisdiction of incorporation or organization)

Suite 400, 837 West Hastings Street, Vancouver, BC, V6C 3N6
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares, no par value
 (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
 (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of November 20, 2006, we had 34,315,131 shares issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[   ]  Yes   [X]  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934.
Not Applicable [   ]  Yes  [   ]   No

Note – Checking the box above will not relieve any registrant requirement to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the
Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Not Applicable [   ]  Yes  [   ]   No

Indicate by check mark which financial statement item the registrant has elected to follow.
[X]  Item 17   [   ]  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the
Exchange Act).
Not Applicable [   ]  Yes  [   ]   No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections
12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Not Applicable [   ]  Yes  [   ]   No

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NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Registration Statement contains “forward-looking statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), which represent expectations or beliefs of Wildcat Silver Corporation (the “Wildcat” or “Company”) about future events. These statements can be generally identified by forward-looking words such as “expect”, “believe”, “anticipate”, “plan”, “intend”, “estimate”, “may”, “will”, “should”, “could” or similar words. Information concerning the interpretation of drill results and mineral resource estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in Item 3.D. of this Registration Statement under the heading, “Risk Factors”, and elsewhere in this Registration Statement.

The Company’s forward-looking statements contained in this Registration Statement are made as of the respective dates set forth in this Registration Statement. Such forward-looking statements are based on the beliefs, expectations and opinions of management as of the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

- ii -

GLOSSARY OF TECHNICAL TERMS

Anomaly

A geological feature, especially in the subsurface, distinguished by geological, geophysical or geochemical means, which is different from the general surroundings and may have the potential to be of economic value.

Bornite	Common copper sulfide mineral with composition Cu5FeS4.
Cambrian	The lowest system of the Paleozoic, 570-510 Ma, during which there was a vast radiation of shelled invertebrates.
Chalcopyrite	The most common copper sulfide mineral with composition CuFeS2.
Feasibility Study

A comprehensive study of a deposit in which all geological, engineering and economic factors are considered in sufficient detail to serve as the basis for a final decision on whether to proceed with development of the deposit for production.

Galena	The most common lead ore with composition PbS.
Geophysics	The study of physical properties of rocks and minerals.
Hydrothermal	A hot fluid, largely water, presumed to have been released from a magma.
Lenticular	Resembling in shape the cross section of a lens, esp. of a double-convex lens. The term may be applied, e.g., to a body of rock, a sedimentary structure, or a mineral habit.
Malachite	A common secondary copper mineral, occurring typically in the oxidised zone of copper deposits. (Cu2CO3(OH)2).
Massive Sulfides	A rock composed of at least 60% sulfide material.
Mineralization	The concentration of metals and their chemical compounds within a body of rock.
Mineral Reserve	Definitions vary by regulating agency. See definitions below.
Mineral Resource	Definitions vary by regulating agency. See definitions below.
Mineral Symbols	Au – gold; Ag – silver; Cu – copper; Fe – iron; Hg – mercury; Mo – molybdenum; Na – Sodium; Ni – Nickel; O – Oxygen; Pd – palladium; Pt – platinum; Pb – lead; S – Sulphur; Zn – Zinc.
Mineralization, Mineralized material, mineralized deposits or Deposit

A mineralized body which has been intersected by sufficient closely spaced drill holes and/or sampling to support sufficient tonnage and average grade of metal(s) to warrant further exploration-development work. This mineralized body does not qualify as a commercially mineable ore body, as prescribed under Securities and Exchange Commission standards, until a final and comprehensive economic, technical and legal feasibility study based upon the test results is concluded and supports Proven/Probable Mineral Reserves.

Mineral Deposit

A mineralized body which has been delineated by appropriate drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s). Under SEC standards, such a deposit does not qualify as a reserve until comprehensive evaluation, based on unit cost, grade, recoveries and other factors, concludes economic feasibility.

Molybdenite	The primary ore of molybdenum with chemical composition MoS2.
Net Smelter Royalty (NSR)	A royalty payment made by a producer of metals, normally to a previous property owner, based on gross mineral production from the property, less deduction of certain costs.
Paleozoic	An era comprising the Cambrian to Permian systems.
Permian	The youngest period of the Palaeozoic

Preliminary Feasibility

A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing has been determined. This Study must include a financial analysis based on reasonable assumptions of technical, engineering, operating, and economic factors and evaluation of other relevant factors which are sufficient for a Qualified Person acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Pyrite	The most common and widely distributed sulfide mineral with composition FeS2.
Refractory Ore	Ore that resists the action of chemical reagents in the normal treatment processes and which may require pressure leaching or other means to effect the full recovery of the valuable minerals.
Renierite	A sulfide mineral with contained copper, zinc and germanium. (Cu,Zn)11(Ge,As)2Fe4S16.
Scheelite	A tetragonal mineral, CaWO4, with molybdenum replacing tungsten toward powellite CaMoO4 ; a source of tungsten.
Skarn

Metamorphic zone developed in the contact area around igneous rock intrusions when carbonate sedimentary rocks are invaded by large amounts of silicon, aluminium, iron, and magnesium. The minerals commonly present in a skarn include iron oxides, calc-silicates (wollastonite, diopside, forsterite), andradite and grossularite garnet, epidote, and calcite. Many skarns also include ore minerals; several productive deposits of copper or other base metals have been found in and adjacent to skarns. The typical rock of a skarn is hornfels, a fine- grained, flinty rock produced by the heat and solutions given off by the intruding magma.

Sphalerite	The most common zinc mineral with composition ZnS.
Stratigraphic	Pertaining to the composition, sequence, and correlation of stratified rocks.
Sulphide	A compound of sulphur with another element, typically a metallic element or compound.
Vein	A tabular or sheet-like mineral deposit with identifiable walls, often filling a fracture or fissure.

Definitions of Certain terms used under U.S. and Canadian reporting standards.

          We report our reserves to two separate standards to meet the requirements for reporting in both the United States (“U.S.”) and Canada. U.S. reporting requirements for disclosure of mineral properties are governed by SEC Industry Guide 7. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 (“NI 43-101”). The definitions given in NI 43-101 are adopted from those given by the Canadian Institute of Mining Metallurgy and Petroleum. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody differing approaches and definitions.

          We estimate and report our resources and reserves according to the definitions set forth in SEC Industry Guide 7 and modify and reconcile them as appropriate to conform to NI 43-101 for reporting in Canada. The definitions for each reporting standard are presented below with supplementary explanation and descriptions of the parallels and differences.

SEC Industry Guide 7 Definitions

          The term “reserve” refers to that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves must be supported by a feasibility study1 done to bankable standards that demonstrates the economic extraction. (“Bankable standards” implies that the confidence attached to the costs and achievements developed in the study is sufficient for the project to be eligible for external debt financing.) A reserve includes adjustments to the in-situ tonnes and grade to include diluting materials and allowances for losses that might occur when the material is mined.

Proven Reserve

The term “proven reserve” refers to reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape depth and mineral content of reserves are well-established.

Probable Reserve

The term “probable reserve” refers to reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Mineralized Material[2]	The term “mineralized material” refers to material that is not included in the reserve as it does not meet all of the criteria for adequate demonstration for economic or legal extraction.

Non-reserves	The term “non-reserves” refers to mineralized material that is not included in the reserve as it does not meet all of the criteria for adequate demonstration for economic or legal extraction.

Exploration Stage	An “exploration stage” prospect is one which is not in either the development or production stage.

Development Stage

A “development stage” project is one which is undergoing preparation of an established commercially mineable deposit for its extraction but which is not yet in production. This stage occurs after completion of a feasibility study.

Production Stage

A “production stage” project is actively engaged in the process of extraction and beneficiation of mineral reserves to produce a marketable metal or mineral product.1. For Industry Guide 7 purposes this study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

	2.	This category is substantially equivalent to the combined categories of measured, indicated and inferred mineral resources specified in NI 43- 101.
NI 43-101 Definitions

Mineral Reserve

The term “mineral reserve” refers to the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. The study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that might occur when the material is mined.

Mineral Resource

The term “mineral resource” refers to a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resource

The term “measured mineral resource” refers to that part of a mineral resource for which quantity grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource

The term “indicated mineral resource” refers to that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

The term “inferred mineral resource” refers to that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Qualified Person

The term “qualified person” refers to an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development, production activities and project assessment, or any combination thereof, including experience relevant to the subject matter of the project or report and is a member in good standing of a self-regulating organization.

PART I

Item 1.      Identity of Directors, Senior Management and Advisers.

A.      Directors and Senior Management.

As of November 20, 2006, the members of our Board of Directors are as follows:

Name	Business Address
Donald B. Clark	Suite 400 – 837 W. Hastings Street, Vancouver, BC, Canada V6C 3N6
Robert P. Wares	Suite 132 - 5475 Royalmount Avenue Montreal, Quebec, Canada H4P 1J3
Michael A. Steeves	1895 Hunter Creek Road Reno, Nevada USA 89509
R. Stuart Angus	5903 Larch Street Vancouver, BC, V6M 4E5

As of November 20, 2006 the names and responsibilities of our senior officers are as follows:

Donald B. Clark	Interim President
Bruce B. Nicol	Chief Financial Officer

See Item 6 “Directors, Senior Management and Employees” for additional information.

B.      Advisers.

The Company’s principal legal advisor in Canada is McCullough O'Connor Irwin LLP, Barristers & Solicitors, 1100 - 888 Dunsmuir Street, Vancouver, BC V6C 3K4 Canada. In the United States, the Company’s principal legal advisor is Dorsey & Whitney LLP, Suite 4700, 370 Seventeenth Street, Denver, CO 80202-5647.

C.      Auditors.

Dale Matheson Carr-Hilton Labonte (“Dale Matheson”), Chartered Accountants, of Suite 1700 – 1140 West Pender Street, Vancouver BC, Canada, V6E 4G1 have been the Company’s independent auditor since October 8, 2004. Dale Matheson is registered with the United States Public Company Accounting Oversight Board (PCAOB). Prior to the appointment of Dale Matheson the Company’s auditor was Morgan & Company, Chartered Accountants.

Item 2.      Offer Statistics and Expected Timetable.

Not Applicable

Item 3.      Key Information.

A.      Selected Financial Data.

The following is a summary of certain selected financial information for the Company’s five most recently completed fiscal years. This information has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The tables also summarize certain corresponding information prepared in accordance United States GAAP. Canadian GAAP, as applied to the Company, materially differs from U.S. GAAP, as set forth in Note 12 to the Consolidated Financial Statements of the Company.

The selected financial data for the fiscal years ended June 30, 2006, 2005 and 2004 and as at June 30, 2006, 2005 and 2004 was extracted from the financial statements of the Company audited by Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, which are contained elsewhere in this Registration Statement. The selected financial data for the fiscal years ended June 30, 2003 and 2002 and as at June 30, 2003 and 2002 was extracted from audited financial statements of the Company which are not included in this Registration Statement. The following tables should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto contained elsewhere in this Registration Statement.

Canadian GAAP
	Audited (Fiscal year ended June 30)

	2006	2005	2004	2003	2002
Revenue	$-	$-	$-	$-	$-

Loss from operations	786,900	76,814	103,591	75,324	92,180
Net loss	711,555	76,814	103,591	75,324	92,180
Basic and fully diluted loss per share
Loss from operations	0.04	0.01	0.01	0.01	0.09
Net loss	0.03	0.01	0.01	0.01	0.01
Dividends per share	-	-	-	-	-
Weighted average outstanding shares	21,831,100	14,015,403	11,028,920	9,764,983	1,000,499

Canadian GAAP
	Audited (As at June 30)
	2006	2005	2004	2003	2002
Total assets	$50,993,484	$118,716	$113,379	$8,600	$246
Shareholders’ equity (deficiency)	30,577,914	39,138	100,952	(98,287)	(1,024,910)
Share capital	18,418,245	9,381,169	9,366,169	9,063,339	8,061,393

Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures are deferred on mineral properties under exploration or development until such time as it is determined that the property will be put in production or written-off, if further exploration is not warranted. Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production. The following information has been reconciled to US GAAP. See Note 12 to the Consolidated Financial Statements of the Company. US GAAP information has only been prepared for fiscal 2006 and 2005 as prior to this US GAAP reconciliations had not been performed.

U.S. GAAP

	Audited (Fiscal year ended June 30)
	2006	2005
Revenue	$-	$-
Loss from operations	1,210,800	116,205
Net loss	1,077,148	116,205
Basic and fully diluted loss per share
Loss from operations	0.06	0.01
Net loss	0.05	0.01
Dividends per share	-	-
Weighted average outstanding shares	21,831,100	14,015,403
U.S. GAAP
	Audited (As at June 30)
	2006	2005
Total assets	$50,569,584 $	60,409
Shareholders’ equity	30,154,014	(19,169)
Share capital	18,418,245	9,381,169

On November 15, 2006, the Company’s shareholders approved, among other things, a Plan of Arrangement pursuant to which the Company will be distributing the shares of Ventana Gold Corp. (“Ventana”) to its shareholders of record on a pro rata basis (the “Spin-Off Arrangement”). Set forth below is selected financial data for the Company that gives effect to the Spin-Off Arrangement as if the transaction occurred as of July 1, 2005. The Spin-Off Arrangement was approved by the shareholders of the Company on November 15, 2006 and by the Supreme Court of British Columbia (the “Court”) on November 20, 2006. The Court considered, among other things, the fairness of the Spin-Off Arrangement to the shareholders of Wildcat and the holders of the Wildcat Class A Special Warrants. See Item 4(B) “Business Overview - The Spin-Off Arrangement”.

	Pro-forma results for the fiscal
	year ended June 30, 2006
	(Unaudited)

	CDN GAAP	US GAAP
Revenue	$-	$-

Loss from operations	(667,873)	(868,173)
Net Loss	(592,528)	(734,521)
Basic and fully diluted loss per share
Loss from operations	(0.03)	(0.04)
Net loss	(0.03)	(0.03)
Dividends per share	-	-
Weighted average outstanding shares	21,831,100	21,831,100

	Pro-forma results as at
	June 30, 2006
	(Unaudited)

	CDN GAAP	US GAAP
Total assets	$46,699,185	$46,498,885
Shareholders’ equity	29,196,951	28,996,651
Share capital	18,418,245	18,418,245

Except where otherwise indicated, all information extracted from or based on the consolidated financial statements of the Company are presented in accordance with Canadian GAAP.

No dividends have been declared in any of the years presented above.

Exchange Rate Information

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars. References in this document to “$” and “CDN$” refer to Canadian dollars, unless otherwise specified; and references to “US$” refer to US dollars.

The following table sets forth the high and low rates of exchange for the Canadian dollar, expressed as Canadian dollars per U.S. dollar, for each month during the 12 months preceding 2006 year end and the average of such exchange rates during each of the five most recent years ended June 30, 2006. The average rates presented in the table below represent the average of the exchange rates on the last day of each month during the period. Exchange rates represent the noon buying rate in New York City for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on November 20, 2006 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was US$1.00 = CDN$1.1472.

	Exchange Rate U.S. Dollars into
	Canadian Dollars
	High	Low
Month ended October 31, 2006	$1.1384	$1.1154
Month ended September 30, 2006	$1.1272	$1.1056
Month ended August 31, 2006	$1.1269	$1.1066

	Exchange Rate U.S. Dollars into
	Canadian Dollars
	High	Low
Month ended July 31, 2006	$1.1415	$1.1112
Month ended June 30,2006	$1.1241	$1.0991
Month ended May 31,2006	$1.1232	$1.0989
Month ended April 30,2006	$1.1718	$1.1203
Month ended March 31, 2006	$1.1722	$1.1320
Month ended February 28, 2006	$1.1522	$1.1379
Month ended January 30, 2006	$1.1726	$1.1436
Month ended December 31, 2005	$1.1754	$1.1427
Month ended November 30, 2005	$1.1977	$1.1642
Month ended October 31, 2005	$1.1923	$1.1629
Month ended September 30, 2005	$1.1936	$1.1588
Month ended August 31, 2005	$1.2243	$1.1836
Month ended July 31, 2005	$1.2463	$1.2024

Average
Fiscal year ended June 30, 2006	$1.1562
Fiscal year ended June 30, 2005	$1.2448
Fiscal year ended June 30, 2004	$1.3423
Fiscal year ended June 30, 2003	$1.5069
Fiscal year ended June 30, 2002	$1.5683
Fiscal year ended June 30, 2001	$1.5199

B.      Capitalization and Indebtedness.

The following table sets forth our consolidated capitalization under Canadian GAAP both before and after giving effect to the Spin-Off Arrangement.

	As at	Pro-forma as at
	September 30, 2006	September 30, 2006
Current portion of notes payable	$5,216,344	$5,216,344

Shareholders’ equity
Share capital	18,433,285	18,433,285
Special warrants	19,500,000	18,000,000
Contributed surplus	2,850,013	2,850,013
Deficit accumulated during the exploration stage	(10,574,397)	(10,490,791)

Total shareholders’ equity	30,208,901	28,792,507

Total capitalization	$35,425,245	$34,008,851

Number of shares issued and outstanding	34,295,131	34,295,131

C.      Reasons for the Offer and Use of Proceeds.

Not Applicable

D.      Risk Factors

An investment in the Company's common shares is highly speculative and subject to a number of risks. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described below and the other information filed with the Canadian securities regulators before investing in the Company's common shares. The risks described below are not the only ones faced. Additional risks that the Company currently believe are immaterial may indeed become important factors that affect the Company's business. If any of the following risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose all of their investment.

          We have a history of losses and anticipate that we will continue to incur losses for the foreseeable future.

We have historically incurred losses as evidenced by the consolidated statements of operations contained herein. We incurred a loss of $711,555 for the year ended June 30, 2006 and have an accumulated deficit of $10,192,884.

Our efforts to date are focused on acquiring and exploring mineral properties. All of our properties are in the exploration stage and none have any known mineral reserves. We do not anticipate that we will earn any revenue from our operations until our properties are placed into production, which is not expected to be for several years if at all, or are sold to a third party.

          We will require additional capital to fund our business plans

As of June 30, 2006, we had cash of $5,708,291 and a working capital deficit of $1,646,513 (which includes the note payable detailed below). We have no revenues from operations and do not expect to generate any revenues from operations in the foreseeable future.

We anticipate that we will require capital over the next 12 months for the following:

  option payments to maintain our La Bodega Property option in good standing of approximately $450,000 on February 8, 2007;
  exploration, development and feasibility expenditures to further our La Bodega Property of approximately $1,000,000 during fiscal 2007;
  payment of the note payable to maintain our Hardshell Property in good standing of US$5,000,000 on March 2, 2007 and approximately $1,900,000 exploration and development expenditures during fiscal 2007;
  payments and exploration expenditures to maintain our California-Vetas Property in good standing of approximately $525,000 during fiscal 2007;
  general and administrative expenses of approximately $550,000 during the fiscal year ending June 30, 2007.

We anticipate that it will require additional capital of approximately $10.2 million to fund our business activities for the 2007 fiscal year ending June 30, 2007 as noted above.

Such funding may not be available on acceptable terms or at all. When required, we intend to raise additional capital through debt or equity financing, and possibly through joint ventures, production sharing arrangements or other means. Our failure to meet our ongoing obligations on a timely basis or raise additional funds that may be required could result in delay or indefinite postponement of further exploration and development of our property or the loss or substantial dilution of our property interests (as existing or as proposed to be acquired).

          We have historically depended on distributions of our securities to for our funding requirements

Historically, the principal source of funds available has been through the sale of common shares. During the year ended June 30, 2006, we raised approximately $11,600,000 by issuing equity securities. We did not raise any capital subsequent to June 30, 2006. However, equity financing undertaken by us would cause dilution to our existing shareholders.

In addition, as at November 20, 2006, we had 16,821,250 warrants outstanding at an average exercise price of $0.40, and 6,000,000 Class “A” Special Warrants and 22,500,000 Class “B” Special Warrants. As indicated below these Class “A” Special Warrants are convertible into common shares of Ventana Gold Corp. and Class “B” Special Warrants are convertible into common shares of Wildcat after completion of the Spin-Off Arrangement. There would be no proceeds received from the issuance of these shares. As a consequence of the passage of time since the date of their original sale and issuance, none of the Company's shares remain subject to any hold period or restrictions in Canada as of November 20, 2006 except for the common shares issuable in connection with the Class “A” and Class “B” Special Warrants which are subject to a pooling agreement as described in Item 4 “Information on the Company. The unrestricted resale of outstanding shares from the exercise of dilutive securities may have a depressing effect on the market for our common shares.

          We have no proven or probable reserves and we may never discover sufficient mineral deposits to justify commercialization of any of our properties.

We have no probable or proven reserves on any of our properties, and we have not completed a feasibility study on any of our properties. Therefore, we cannot be certain that minerals will be discovered in sufficient quantities and grade on any of our properties to justify commercial operations. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. If we are unable to upgrade our mineralized material to proven and probable reserves in sufficient quantities to justify commercial operations, we will be unable to develop mines and our financial condition and results of operations could be adversely affected.

          We have no history of production and may never place any of our properties into production.

None of our properties are in commercial production, and we have never recorded any revenues from mining operations. Our Hardshell Property is in the exploration stage, which means we must expend additional resources to locate reserves, complete environmental studies, obtain permits and complete a bankable feasibility study. We must then raise sufficient capital to develop the property and place the property into production if warranted. This may take several years and we may not be successful. We expect to incur losses unless and until such time as our properties enter into commercial production and generate sufficient revenues to fund our continuing operations. The development of mining operations on any of our properties will require the commitment of substantial resources for operating expenses and capital expenditures, which may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of our properties are added. The amounts and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants’ analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, our acquisition of additional properties, and other factors, many of which are beyond our control. We may not generate any revenues or achieve profitability.

          Our exploration activities may not be commercially successful.

          Mineral exploration is highly speculative in nature, involves many risks and is frequently nonproductive. Unusual or unexpected geologic formations, and the inability to obtain suitable or adequate machinery, equipment or labor are risks involved in the conduct of exploration programs. We are currently conducting exploration and deposit definition drilling on our properties. The success of mineral exploration is determined in part by the following factors:

  the identification of potential mineralization based on superficial analysis;
  availability of exploration permits;
  the quality of our management and our geological and technical expertise; and
  the capital available for exploration.

Substantial expenditures are required to establish proven and probable reserves through drilling and analysis, to develop metallurgical processes to extract metal, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. We cannot assure you that any silver or gold reserves or mineralized material acquired or discovered will be in sufficient quantities to justify silver commercial operations.

          Exploration, development and mining involve a high degree of risk.

In addition to capital risks, we also take operational risks. Our operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of gold and other base or precious metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, pit-wall failures, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and legal liability. Milling operations, if any, are subject to various hazards, including, without limitation, equipment failure and failure of retaining dams around tailings disposal areas, which may result in environmental pollution and legal liability.

          We may be adversely affected by fluctuations in molybdenum, copper, silver, gold and other metal prices.

The value and price of our common shares, our financial results, and our exploration, development and mining, if any, activities may be significantly adversely affected by declines in the price of molybdenum, copper, silver, gold and other metals. Mineral prices fluctuate widely and are affected by numerous factors beyond our control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of mineral producing countries throughout the world. The price for gold fluctuates in response to many factors beyond anyone’s ability to predict. The prices used in making the resource estimates are disclosed and differ from daily prices quoted in the news media. The percentage change in the price of a metal cannot be directly related to the estimated resource quantities, which are affected by a number of additional factors. For example, a 10 percent change in price may have little impact on the estimated resource quantities and affect only the resultant positive cash flow, or it may result in a significant change in the amount of resources. Because mining occurs over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons including a belief that the low price is temporary and/or the greater expense incurred in closing a property permanently.

Mineralized material calculations and life-of-mine plans using significantly lower metal prices could result in material write-downs of our investments in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting our mineralized material estimates and its financial condition, declining metal prices can impact operations by requiring a reassessment of the commercial feasibility of a particular project. Such a reassessment may be the result of a management decision related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

          Title to our properties may be subject to other claims.

Although we believe we have exercised the commercially reasonable due diligence with respect to determining title to properties we own, control or have the right to acquire by option, there is no guarantee that title to such properties will not be challenged or impugned. Our mineral property interests may be subject to prior unrecorded agreements or transfers or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of our properties which, if successful, could impair development and/or operations.

          Government regulation may adversely affect our business and planned operations.

We believe our exploration projects currently complies with existing environmental and mining laws and regulations affecting its operations. Our mining, processing, development and mineral exploration activities, if any, are subject to various laws governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. We cannot assure you that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. At present, there is no royalty payable to the United States on production from unpatented mining claims, although legislative attempts to impose a royalty have occurred in recent years. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a material adverse impact on our business and financial condition.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on our business and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

          Our operations are subject to environmental risks.

All phases of our operations, if any, will be subject to federal, state and local environmental regulation of the State of Arizona, USA and if the Spin-Off Arrangement does not complete the laws of Columbia. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. We cannot be certain that future changes in environmental regulation, if any, will not adversely affect our operations, if any. Environmental hazards may exist on the properties on which we hold and will hold interests which are unknown to us at present and which have been caused by previous or existing owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Production, if any, at our mines will involve the use of hazardous materials. Should these materials leak or otherwise be discharged from their containment systems then we may become subject to liability for hazards that it may not be insured against or for clean up work that may not be insured.

          The Company’s gold properties are located in Colombia

The Company’s gold properties are located in Colombia and may be exposed to various and unpredictable levels of political, economic and social unrest and other risks and uncertainties related to operating in a developing country. Our ability to operate in this country may be affected in varying degrees by government regulations with respect to, but not limited to, expropriation of property, maintenance of claims, environmental legislation, land use and land claims. In addition, any limitation on the transfer of cash or other assets between the parent company and its Colombian subsidiary could restrict the Company’s ability to fund its operations efficiently. Failure to comply with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements. This risk remains until the Spin-Off Arrangement is completed.

          We do not insure against all risks.

Currently the Company does not have insurance coverage for the potential risks associated with a mining company’s operations other than any subcontractors who name the Company as an additional insured on their policy. Also, we may be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards which may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

          We compete with larger, better capitalized competitors in the mining industry.

The mining industry is competitive in all of its phases. We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than us. As a result of this competition, we may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, our revenues, operations and financial condition could be materially adversely affected.

          Definitional standards for reporting mineralized material differ between United States reporting standards and the Canadian standards used in this registration statement.

We use the terms “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” in this Registration Statement to comply with reporting standards in Canada. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission, or the SEC, does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies. Investors are cautioned not to assume that any part of the reported measured mineral resources, indicated mineral resources, or inferred mineral resources in this Registration Statement is economically or legally mineable.

          New legislation, including the Sarbanes-Oxley Act of 2002, may make it difficult for us to retain or attract officers and directors.

We may be unable to attract and retain qualified officers, directors and members of board committees required to provide for our effective management as a result of the recent and currently proposed changes in the rules and regulations which govern publicly-held companies. Sarbanes-Oxley Act of 2002 has resulted in a series of rules and regulations by the Securities and Exchange Commission that increase responsibilities and liabilities of directors and executive officers. The perceived increased personal risk associated with these recent changes may deter qualified individuals from accepting these roles.

          While we believe we have adequate internal control over financial reporting, we are required to evaluate our internal controls under Section 404 of the Sarbanes-Oxley Act of 2002, and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have an adverse effect on the price of our shares of common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we expect that beginning with our annual report on Form 20-F for the fiscal year ended June 30, 2008, we will be required to furnish a report by management on our internal controls over financial reporting. Such report will contain among other matters, an assessment of the effectiveness of our internal control over financial reporting, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by our management. Such report must also contain a statement that our auditors have issued an attestation report on our management’s assessment of such internal controls beginning our fiscal year ended June 30, 2008. Public Company Accounting Oversight Board Auditing Standard No. 2 provides the professional standards and related performance guidance for auditors to attest to, and report on, our management’s assessment of the effectiveness of internal control over financial reporting under Section 404.

While we believe our internal control over financial reporting is effective, we are still compiling the system and processing documentation and performing the evaluation needed to comply with Section 404, which is both costly and challenging. We cannot be certain that we will be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that such internal control is effective. If we are unable to assert that our internal control over financial reporting is effective for our fiscal year ending June 30, 2006 (or if our auditors are unable to attest that our management’s report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on our stock price.

Failure to comply with the new rules may make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors, or as executive officers.

          We are dependent on our key personnel.

Our success depends on our key executives: Donald Clark, Interim President, and Bruce Nicol, Chief Financial Officer. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. Our ability to manage its exploration and development activities, and hence our success, will depend in large part on the efforts of these individuals. We face intense competition for qualified personnel, and we cannot be certain that we will be able to attract and retain such personnel.

          Our officers and directors may have potential conflicts of interest

Our directors and officers may serve as directors and/or officers of other public and private companies and devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. To the extent that such other companies may participate in ventures in which we are also participating, such directors and officers may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company’s participation. The laws of Canada require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, our directors and officers may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions. There is no assurance that our needs will receive priority in all cases. From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to: (i) participate in larger programs; (ii) acquire an interest in a greater number of programs; and (iii) reduce their financial exposure with respect to any one program. A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated company due to the financial position of the company making the assignment. In determining whether or not we will participate in a particular program and the interest therein to be acquired by it, it is expected that our directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

          We provide indemnity and protection to our directors and officers

Article 21.2 of our Articles states that “Subject to the Business Corporations Act (British Columbia), the Company must indemnify a director, former director or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.2. ” Thus, we may be required to pay amounts to settle any such claims that may arise. The impact of any such possible future indemnity protection cannot be determined at this time.

          Our stock price is subject to volatility

During the year ended June 30, 2006, our share price ranged from $0.085 to $3.23 per share, and $0.65 to $1.84 per share from July 1, 2006 to November 20, 2006. The market price of a publicly traded stock, especially a junior resource issuer like us, is affected by many variables not directly related to our exploration success, including the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the stock exchanges on which the Company trade, suggest the Company's shares will continue to be volatile.

          U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against the Company or its Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against the Company. The Company is incorporated under the laws of British Columbia and a majority of its directors are Canadian residents and it may be difficult for U.S. investors to effect service of process in the U.S. upon those directors or officers who are not residents of the U.S., or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the U.S., or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

          Broker-dealers may be discouraged from effecting transactions in our common shares because they are considered a penny stock and are subject to the penny stock rules.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving a “penny stock.” Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

A broker-dealer selling penny stock to anyone other than an established customer or “accredited investor,” generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse, must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the United States Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer’s account and information with respect to the limited market in penny stocks.

          In the event that your investment in our shares is for the purpose of deriving dividend income or in expectation of an increase in market price of our shares from the declaration and payment of dividends, your investment will be compromised because we do not intend to pay dividends.

We have never paid a dividend to our shareholders, and we intend to retain our cash for the continued development of our business. We do not intend to pay cash dividends on our common stock in the foreseeable future. As a result, your return on investment will be solely determined by your ability to sell your shares in a secondary market.

          The Company may be a “passive foreign investment company” under the U.S. Internal Revenue Code, which may result in material adverse U.S. federal income tax consequences to investors in Common Shares that are U.S. taxpayers.

Investors in Common Shares that are U.S. taxpayers should be aware that the Company may be a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”). If the Company is or becomes a PFIC, generally any gain recognized on the sale of the Common Shares and any “excess distributions” (as specifically defined) paid on the Common Shares must be ratably allocated to each day in a U.S. taxpayer's holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer's holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Alternatively, a U.S. taxpayer that makes a “qualified electing fund” (a “QEF”) election with respect to the Company generally will be subject to U.S. federal income tax on such U.S. taxpayer's pro rata share of the Company’s “net capital gain” and “ordinary earnings” (as specifically defined and calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by the Company. U.S. taxpayers should be aware, however, that there can be no assurance that the Company will satisfy record keeping requirements under the QEF rules or that the Company will supply U.S. taxpayers with required information under the QEF rules, in event that the Company is a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a U.S. taxpayer may make a “mark-to-market election” if the Company is a PFIC and the Common Shares are “marketable stock” (as specifically defined). A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the

Common Shares as of the close of such taxable year over (b) such U.S. taxpayer's adjusted tax basis in the Common Shares.

Item 4.      Information on the Company.

A.      History and Development of the Company.

Name and Incorporation

Wildcat was incorporated on January 20, 1975 under the name “Totem Industries Ltd” under the old Company Act (British Columbia). Wildcat was continued under the Canada Business Corporations Act on July 6, 1988, and continued back into British Columbia on August 20, 1998. Wildcat changed its name to “The Totem Capital Corp.” on July 6, 1988, to “Totem Health Sciences Inc.” on October 19, 1989, to “Totem Sciences Inc.” on April 13, 1994, to “Totem Mining Corporation” on February 27, 1997, to “Comcorp Ventures Inc.” on July 6, 2001, and to “Wildcat Silver Corporation” on May 17, 2006. On December 3, 2004, Wildcat filed the transition application under the new Business Corporations Act (British Columbia) (the “Act”) pursuant to which, among other things, Wildcat replaced its former Memorandum of Incorporation with a Notice of Articles which adopted certain provisions under the Act known as the “Pre-Existing Company Provisions”. Wildcat removed the Pre-Existing Company Provisions and adopted a form of Articles effective October 16, 2006 complying with the Act. On November 15, 2006 shareholders approved the adoption of a new set of Articles by the Company which are provided under Exhibit 1.1.

The registered office of Wildcat is located at 1100 – 888 Dunsmuir Street, Vancouver, B.C., V6C 3K4. The principal corporate office of Wildcat is located at 400 – 837 West Hastings Street, Vancouver, B.C., V6C 3N9.

The Company has an unlimited number of common shares without par value authorized. At November 20, 2006, there were 34,325,131 common shares issued and outstanding, 16,821,250 warrants, 6,000,000 Class A Special Warrant convertible common shares of Ventana and 22,500,000 Class B Special Warrants convertible into common shares of Wildcat outstanding. See Item 4(B) “Business Overview”.

Inter-corporate Relationships

Wildcat has four subsidiaries: Arizona Minerals Inc (“Arizona Minerals”), Ventana Gold Corp. (“Ventana”), 688287 B.C. Ltd. (the “BC Company”) and CVS Explorations Ltd. (“CVS”). Arizona Minerals is a private company incorporated in Nevada, USA and Wildcat directly and beneficially owns 80% of Arizona Mineral’s issued and outstanding voting common shares. Arizona Minerals has no restricted shares. Both Ventana and the BC Company are private companies incorporated in British Columbia and Wildcat directly holds all of the issued and outstanding shares of Ventana which in turn holds all of the issued and outstanding shares of the BC Company. Ventana and the BC Company have no restricted shares. CVS is a private company incorporated in Colombia, South America and the BC Company beneficially holds 100% of the issued and outstanding shares of CVS. CVS has no restricted shares. On November 15, 2006 shareholders of the Company approved the Spin-Off Arrangement. On the completion of the SpinOff Arrangement, Ventana will no longer be a subsidiary of Wildcat. See section (B) below “Business Overview - The Spin-Off Arrangement”

History and Development

The Company is a junior resource company engaged in the exploration for mineral resources. In the past three years, the Company has had no revenues from operations. Activities included acquiring mineral and oil and gas properties and conducting exploration programs. All of Wildcat’s efforts to date have been directed at discovery of commercial deposits of minerals and commercial quantities of oil and gas.

On March 2, 2000, Wildcat was designated inactive by the TSX Venture Exchange and on August 18, 2003 Wildcat was placed on the NEX market of the TSX Venture Exchange (“NEX”). On March 20, 2006, the trading in Wildcat’s common shares was halted pending an announcement of Wildcat’s indirect acquisition of the Colombian Interests (defined below) and the Hardshell Property (defined below). In May 2006, Wildcat indicated to NEX that it intended to move to CNQ and made an application for voluntary delisting from NEX. On May 17, 2006, Wildcat was delisted from NEX. Wildcat’s common shares were accepted for quotation on the CNQ on May 23, 2006 under the trading symbol “WILD”.

Wildcat has historically relied on its ability to sell its securities by private or public offering in order to raise funding to carry out its exploration activities. Due to declines in the demand for minerals and the market for securities of junior exploration companies generally, Wildcat significantly retrenched its activities and, in 1999, disposed of substantially all of its mineral properties. Since then, prospects for junior resources companies have improved significantly (particularly in the area of exploration of base, gold and precious metals and exploration for oil and gas) and Wildcat in 2002 and 2003 decided to re-enter the area of resource exploration by acquiring interests in the Royal Attwood Property and the Peco Interest, as described below. During 2004 and 2005, Wildcat acquired interests in these two properties, and completed initial exploration work on them. Wildcat also obtained $295,300 from the exercise of outstanding warrants and used these funds for working capital and reduction of indebtedness. This improved its cash position from $1,182 in 2003 to $47,321 in 2004, and reduced its liabilities from $106,887 in 2003 to $12,427 in 2004.

The Company acquired 100% undivided interest in 11 mining claims called the Royal Attwood Property located in Greenwood Mining Division in British Columbia (the “Royal Attwood Property”) pursuant to an option agreement (the “Option Agreement”) dated October 18, 2002, and amended April 27, 2003 entered into with Donald Rippon (the “Optionor”). Since entering into the Option Agreement, the Company has paid: $5,000 on execution of the Option Agreement and $15,000 as a forfeited deposit for not issuing certain shares to the Optionor. The Company has incurred $58,307 in initial exploration expenditures for the Royal Attwood Property and issued an aggregate of 75,000 common shares to the Optionor. The Company has recently decided not to exercise its option to acquire the Royal Attwood Property, has terminated the Option Agreement, and therefore has no interest in the Royal Attwood Property at the date of this Registration Statement.

On November 25, 2003, Wildcat entered into a participation agreement with Apex Energy (Canada) Inc. (“Apex”) pursuant to which it acquired 8.375% effective working interest (or 10% nominal interest) in certain oil and gas properties located in Peco, Albert (the “Peco Interest”) in consideration for contributing $32,350 representing 10% of the costs to be incurred by Apex in reentering, testing, completing and equipping a test well on the property, as well as completion costs which have not yet been determined. Wildcat’s interest is subject to a 7% gross overriding royalty in favour of Apex prior to payout, which may be converted at Apex’s option to 50% of Wildcat’s earned interest in the Peco Interest after payout. Apex successfully completed a re-entry of the test well on the property and Wildcat has covered this cost, but Apex has not completed the well. If Apex decides to complete the well or to do further work on the well prior to completion, Wildcat will be required to pay its proportionate share of such expenses.

During 2005, Wildcat continued to pursue its direction of exploring for minerals, focusing principally on gold and precious metals. During this period, Wildcat investigated several potential acquisitions of resource properties, but did not proceed with any. During 2005 Wildcat completed certain additional exploration work on the Royal Attwood Property. These expenditures and ongoing administrative and general property expenses substantially depleted its cash position (2005: $86; 2004: $47,321) and increased its liabilities (2005: $79,578; 2004: $12,427).

In the beginning of 2006, Wildcat negotiated, and in May 2006 Wildcat completed, its indirect acquisition of the Hardshell silver property (the “Hardshell Property”) located in the Patagonia Mountains, Arizona, USA. and the La Bodega property (the ”La Bodega Property”) and the California-Vetas property (the “California-Vetas Property”) (collectively referred to as the “Columbian Interests”) located in Colombian South America in 2006. See “Significant Acquisitions and Dispositions” below for a detailed summary of these acquisitions.

During the fiscal year ended June 30, 2006, the Company raised an aggregate of $11,796,625 through four separate equity financings. See table below. The latter two financings (the “Financings”) assisted the Company in conjunction with its indirect acquisitions of the Colombian Interests and the Hardshell Property (see “Significant Acquisitions and Dispositions” below), After Wildcat delisted from NEX, it closed the Financings on May 17, 2006 raising aggregate proceeds of $10,612,125. The terms and price of the Financings were set in accordance with the NEX rules. The first of the latter two financings was for 500,000 units of Wildcat at $0.55 per unit for aggregate proceeds of $275,000 (the “First Financing”). The units were comprised of one common share of Wildcat and one half of a share purchase warrant. Each whole share purchase warrant entitles the holder to purchase an additional common share of Wildcat until May 17, 2007 at a price of $1.00 per share. The second financing was for 5,042,500 units at $2.05 per unit for aggregate proceeds of $10,337,125 (the “Second Financing”). Each unit was comprised of one common share of Wildcat and one-half of one share purchase warrant. One whole share purchase warrant entitles the holder to acquire an additional common share of Wildcat until May 17, 2007 at a price of $3.00 per share. The proceeds of the First Financing have been used for working capital. Wildcat used approximately $6,015,000 from the Second Financing proceeds to acquire the Colombian Interests and the Hardshell Property. The balance of the Financings proceeds were used for working capital, including the recommended exploration and development program for the Hardshell Property, and Phase 1 of the recommended exploration and development programs for the La Bodega Property and the California-Vetas Property.

During the past 12 months, Wildcat issued the following securities:

Date	Type of Security	Number of Securities	Price per Security
December 8, 2005	Units	13,500,000 Common Shares(1) 13,500,000 Warrants (1)	$0.06
February 9, 2006	Units	1,200,000 Common Shares(2) 600,000 Warrants (2)	$0.28
May 17, 2006	Units	500,000 Common Shares(3) 250,000 Warrants (3)	$0.55
May 17, 2006	Units	5,052,500 Common Shares(4) 2,526,250 Warrants (4)	$2.05
May 18, 2006	Special Warrants	3,000,000 Class A Special Warrants(5)	$0.25(7)
May 18, 2006	Special Warrants	22,500,000 Class B Special Warrants(6)	$0.80(7)

May 18, 2006	Rights	3,000,000 Rights(8)	$0.25(7)
July 31, 2006	Shares	25,000 Common Shares(9)	$0.50
October 26, 2006	Shares	20,000 Common Shares(10)	$0.50
November 20, 2006	Shares	10,000 Common Shares(11)	$0.10

Notes:
(1)

These shares and warrants were issued pursuant to the private placement of 13,500,000 units of Wildcat at a price of $0.06 per unit. Each unit contained one warrant to purchase an additional common share of Wildcat at a price of $0.10 per share.

(2)

These shares and warrants were issued pursuant to the private placement of 1,200,000 units of Wildcat at a price of $0.28 per unit. Each unit contained one-half of one warrant with one whole warrant required to purchase an additional common share of Wildcat at a price of $0.50 per share.

(3)

These shares and warrants were issued pursuant to the First Financing. Each share formed a part of one unit, which also contained one-half of one warrant with one whole warrant required to purchase an additional common share of Wildcat at $1.00 until May 17, 2007.

(4)

These shares and warrants were issued pursuant to the Second Financing. Each share formed a part of one unit, which also contained one-half of one warrant with one whole warrant required to purchase an additional common share of Wildcat at $3.00 until May 17, 2007.

(5)

These Class A special warrants were issued on May 18, 2006 pursuant to the terms of the California-Vetas Purchase Agreement, and will participate in the Spin-Off Arrangement. See “Significant Acquisitions and Dispositions – Acquisition of the Colombian Interests”.

(6)

These Class B special warrants were issued on May 18, 2006 pursuant to the terms of the Hardshell Purchase Agreement, and will not participate in the Spin-Off Arrangement. See “Significant Acquisitions and Dispositions – Acquisition of the Hardshell Property”.

(7)	Deemed exercise price.
(8)

These rights were issued on May 18, 2006 pursuant to the terms of the CVS Purchase Agreement, and will not participate in the Spin-Off Arrangement. See “Significant Acquisitions and Dispositions – Acquisition of the Colombian Interests”.

(9)	These shares were issued on the exercise of 25,000 Warrants issued on February 9, 2006. See note (2) above.
(10)	These shares were issued on the exercise of 20,000 Warrants issued on February 9, 2006. See note (2) above.
(11)	These shares were issued on the exercise of 10,000 Warrants issued on December 9, 2005. See note (1) above.

As at the date of this Registration Statement, Wildcat holds the following interests: (i) an 80% interest in the Hardshell Property held through its 80% owned subsidiary Arizona Minerals; (ii) an option to acquire 100% of the mineral rights in the La Bodega Property held through its wholly-owned subsidiaries, Ventana, the BC Company and CVS; (iii) 100% of the mineral rights in the California-Vetas Property held through its wholly-owned subsidiary, Ventana and CVS; and (iv) an 8.375% effective working interest (or 10% nominal interest) in Peco Interest.

On November 15, 2006, the Company held an annual and special general meeting (the “Meeting”) of the holders (“Shareholders”) of the common shares of Wildcat and a special meeting (the “Warrantholders Meeting”) of holders of the warrants (the “Warrantholders”) of Wildcat. In addition to the usual annual meeting resolutions, the purpose of the Shareholders’ Meeting and the Warrantholders’ Meeting was to seek authorization and approval for a statutory procedure known as a plan of arrangement (the “Spin-Off Arrangement”) under the Business Corporation Act (British Columbia) (the “Act”). Refer to section B “Business Overview - The Spin-Off Arrangement” for further details on the Spin-Off Arrangement.

Significant Acquisitions and Dispositions

Acquisition of the Hardshell Property

Pursuant to a letter of intent dated February 22, 2006, as amended March 3, 2006 and the formal purchase agreement dated May 18, 2006 (the “Hardshell Purchase Agreement”), entered into between Wildcat and Diamond Hill Investment Corp. (“Diamond Hill”), a private British Columbia company, the principal and 75% shareholder of which is R. Stuart Angus, a director of Wildcat, Wildcat acquired 80% of the issued and outstanding common shares (“Arizona Shares”) of Arizona Minerals, a Nevada incorporated private company all the shares of which were beneficially owned by Diamond Hill. Arizona Minerals owns 100% of the rights in and to the Hardshell Property which it acquired on March 14, 2006 out of a bankruptcy proceeding from Asarco LLC. (“Asarco”) pursuant to the purchase and sale agreement dated October 25, 2005 between Arizona Minerals and Asarco, as amended (“Asarco Purchase Agreement”).

Pursuant to the Asarco Purchase Agreement, Arizona Minerals paid an initial sum of US$250,000, an additional deposit of US$250,000 (the “Deposit”) and an amount of US$3,500,000 as part of the purchase price. For the balance of the purchase price, Arizona Minerals delivered to Asarco a promissory note in the amount of US$4,500,000 which is secured by a corresponding security interest in the Hardshell Property. The Company advanced the sum of US$250,000 to Diamond Hill to enable it to pay the Deposit.

Pursuant to the Hardshell Purchase Agreement, on May 18, 2006 Wildcat acquired the Arizona Shares in exchange for the purchase price of US$10 million in cash, and a 2% net smelter return from the Hardshell Property. Wildcat has paid US$5,000,000 to Diamond Hill (out of which an amount of $1,250,000 has been accrued at June 30, 2006) and has reimbursed Diamond Hill for US$111,616 in expenses. The remaining US$5 million of the purchase price is payable by Wildcat on or before March 2, 2007. In addition, Wildcat issued 22,500,000 Class B Special Warrants of Wildcat which are convertible into 22,500,000 common shares of Wildcat on the completion of the Spin-Off Arrangement. Of these Class B Special Warrants, Diamond Hill holds the following as bare trustee: 10,700,000 Class B Special Warrants on behalf of Rick Redfern, 1,000,000 Class B Special Warrants on behalf of Donald B. Clark, a director of Wildcat, and 100,000 on behalf of another person. Each of Diamond Hill and Rick Redfern will become insiders of Wildcat on completion of the Spin-Off Arrangement, as each will be holding approximately 18% of the issued and outstanding shares of Wildcat.

Pursuant to a shareholders’ agreement governing the affairs of Arizona Minerals, Wildcat controls the board of directors and acts as operator of the Hardshell Property. Subject to the carried interest described below, the shareholders will fund future expenditures in accordance with their shareholdings of Arizona Minerals. Pursuant to the shareholders’ agreement, Diamond Hill has an initial 20% interest in Arizona Minerals. Of this, 10% is a free carried interest which Wildcat is required to fund. Notwithstanding any failure to contribute, Diamond Hill may not be reduced below a 10% interest in Arizona Minerals. Otherwise, the shareholders’ agreement contains industry standard terms relating to dilution for failure to contribute to approved programs.

The 22,500,000 Class B Special Warrants and the common shares issuable on the exercise thereof, are held in a voluntary pooling arrangement pursuant to which such shares will be released from pool over three years commencing May 18, 2006, subject to accelerated release in certain circumstances. A total of 10% will be released on the date of issuance of such shares and 15% will be released every six months from May 18, 2006. Provided that the Spin-Off Arrangement is completed on or before December 15, 2006, the holders of the Class B Special Warrants will not receive shares of Ventana or otherwise participate in the Spin-Off Arrangement as shareholders of Wildcat.

Diamond Hill retained a 2% net smelter return royalty on the Hardshell property.

Wardrop Engineering Inc. (“Wardrop”) prepared a technical report in compliance NI 43-101 dated May 6, 2005 for the Hardshell Property. In addition, Wardrop prepared an updated NI 43-101 report dated September 25, 2006 (the “September Report”). The difference between the September Report and the initial Hardshell NI 43-101 report dated May 6, 2005, is that the September Report recommends an increase in the work program budget from $650,000 to $950,000. On November 6, 2006 the September Report was amended (the “Amended Hardshell Report”) because it was not in compliance with the requirements of NI 43-101 as historical mineral resources were disclosed as being current mineral resources. The historic mineral resources on the Hardshell Property were included in the September Report at Section 14 – Mineral Resource, rather than at Section 5 – History. The Amended Hardshell Report discloses the historical mineral resources in Section 5 and discloses in Section 14 that there are no current resources on the Hardshell Property. A summary of the Amended Hardshell Report is provided below under section D – “Property, Plants and Equipment” and the entire initial report dated May 6, 2006, the September Report and the Hardshell Report are available on SEDAR at www.sedar.com.

Acquisition of the Colombian Interests

Pursuant to the letter of intent dated February 3, 2006, as amended February 28, 2006, and the formal purchase agreement dated for reference May 18, 2006 (the “CVS Purchase Agreement”), entered into among Wildcat, Ventana, Augusta Capital Corporation and Augusta Capital (US) Corporation (collectively “Augusta”), both of which are wholly-owned by Richard Warke, Ventana acquired 100% of the issued and outstanding shares of the BC Company, which in turn beneficially owns 100% of the issued and outstanding shares of CVS (the “CVS Shares”). CVS has an option to purchase 100% of the mining exploration rights to the La Bodega Property located in Colombia, South America pursuant to the agreement dated February 8, 2006 entered into between CVS and Sociedad Minera La Bodega Ltda. (the “La Bodega Agreement”). In addition, Ventana and Wildcat acquired the California-Vetas Property located in Colombia, South America pursuant to an agreement dated for reference May 18, 2006 among Messrs. Jon Lehmann and Allen Ambrose, Wildcat and Ventana (the “California-Vetas Agreement”).

Pursuant to the CVS Purchase Agreement, Ventana acquired, through the BC Company, the CVS Shares in exchange for US$675,000 and 3,000,000 Class A Special Warrants of Ventana (the “Ventana Class A Special Warrants”) which are convertible into 3,000,000 common shares of Ventana (the “Ventana Special Warrant Shares”) on the earlier of December 15, 2006 and completion of the Spin-Off Arrangement. If the Spin-Off Arrangement does not complete on or before December 15, 2006, then Augusta will, pursuant to the CVS Purchase Agreement, have the right to require Wildcat to issue 3,000,000 common shares in its capital in exchange for the Ventana Special Warrant Shares.

Under the CVS Purchase Agreement, Ventana assumed the obligations of Augusta under the La Bodega Agreement to pay US$7,000,000 over four years and issue 1,000,000 common shares. The option agreement specifies the cash payments and share issuances as follows: 9i) US$300,000 on signing, (ii) US$400,000 and 250,000 common shares on February 8, 2007, (iii) US$500,000 and 250,000 common shares on February 8, 2008, (iv) US$2,900,000 and 250,000 common shares on February 8, 2009, and (v) US$3,000,000 and 250,000 common shares on February 8, 2010. During the fiscal year ended June 30, 2006, Wildcat provided to CVS an amount of $223,600 for necessary exploration costs on the La Bodega Property. Since June 30, 2006 to the date of this Registration Statement, Wildcat provided to CVS an additional amount of $455,724 for exploration costs. During fiscal year ended June 30, 2006, Wildcat provided to CVS an amount of $223,600 for necessary exploration costs on the La Bodega Property. Since June 30, 2006 to the date of the Registration Statement, Wildcat provided to CVS an additional amount of $455,724 for exploration costs.

Pursuant to the California-Vetas Agreement, Ventana and Wildcat have acquired the California-Vetas Property for $75,000 in cash and the issuance by Wildcat of 3,000,000 Wildcat Class A Special Warrants. The Wildcat Class A Special Warrants will participate in the Spin-Off Arrangement pursuant to which they will be exchanged for 3,000,000 common shares of Ventana (the “Ventana Shares”). If the Spin-Off Arrangement does not complete on or before December 15, 2006, the Wildcat Class A Special Warrants will be exercisable by the holders into common shares of Wildcat (the “Wildcat Shares”) until May 18, 2007. CVS has assumed the obligations of Wildcat and Ventana under the California-Vetas Agreement and agreed to complete work commitments of US$250,000 over two years. Wildcat and Ventana have also agreed to pay to Messrs. Lehmann and Ambrose, finder’s fees in the amount of 200,000 shares, for each additional property interest within four kilometres of the California-Vetas Property which is identified by them and acquired by CVS. Prior to the completion of the Spin-Off Arrangement, the finder’s fees are payable by Wildcat issuing special warrants exercisable to acquire common shares of Wildcat, and after the completion of the Spin-Off Arrangement, the finder’s fees are payable by Ventana issuing Ventana Shares. The payment of such finder’s fees will be subject to all applicable regulatory approvals.

The total of 6,000,000 common shares of Ventana or Wildcat, as the case may be, issuable on exercise of the 3,000,000 Wildcat Class A Special Warrants and 3,000,000 Ventana Class A Special Warrants, are subject to the voluntary pooling arrangements pursuant to which such shares are to be released from pool over three years commencing on May 18, 2006, subject to accelerated release in certain circumstances. A total of 10% are eligible for release on the date of issuance of such shares and 15% will be released every six months from May 18, 2006.

The La Bodega Property is contiguous with the Angostura gold/silver deposit of Greystar Resources Ltd. (“Greystar”). Both the La Bodega Property and the California-Vetas Property are grassroots exploration properties and are of interest to the Company because the Company’s technical report prepared under NI 43-101 suggests that the mineralization on the Greystar property likely extends into the La Bodega Property. A technical report in compliance with NI 43-101 dated April 10, 2006 was prepared for the La Bodega Property (the “La Bodega Report”) by Mr. James R. Reeves, R.P.G. of Bellingham, WA. A technical report in compliance with NI 43-101 dated April 10, 2006 was prepared for the California-Vetas Property (the “California-Vetas Report”) by Mr. James R. Reeves, R.P.G. of Bellingham, WA. A summary of the La Bodega Report and the California-Vetas Report are provided below under section D – “Property, Plants and Equipment” and the entire La Bodega Report and the California-Vetas Report are available on SEDAR at www.sedar.com.

Significant Dispositions

Wildcat did not complete any significant dispositions during the most recently completed fiscal year or the current financial year.

B.      Business Overview.

The Company is a reporting issuer under the Securities Act (British Columbia), Securities Act (Alberta), and Securities Act (Ontario), and, as such, is required to make filings on a continuous basis thereunder. Such material is available for inspection through the British Columbia Securities Commission, the Alberta Securities Commission and the Ontario Securities Commission, and on the SEDAR website at www.sedar.com.

The Company is a junior exploration company engaged in the exploration for mineral resources. The Company has two gold properties, one exploration silver property and one oil and gas exploration property, all of which are in the exploration stages. Wildcat does not have producing properties, nor do its properties contain any proven reserves of oil and gas or commercial deposits of minerals. All of the Wildcat’s efforts to date have been directed at discovery of commercial deposits of minerals and commercial quantities of oil and gas. Currently, the Company is engaged in the exploration of the following mineral properties:

•	Hardshell Property located in Patagonia Mountains, Arizona;
•	La Bodega Property located in Columbia, South America;
•	California-Vetas Property located in Columbia, South America;

These properties are in the exploratory stages and are thus non-producing and consequently do not generate any operating income or cash flows from operations. Details with respect to these properties including acquisition terms are provided under section (D) “Property Plants and Equipment” below. The Company depends on equity capital to finance its activities.

Wildcat’s business objective is to “spin out” its gold properties, the La Bodega Property and the California-Vetas Property, comprising the Colombian Interests, pursuant to the terms of the SpinOff Arrangement. On the completion of the Spin-Off Arrangement, Wildcat will no longer have an interest in Ventana, and Ventana will be owned by the shareholders of Wildcat as of the record date for the completion of the Spin-Off Arrangement. Ventana will continue to hold all of the shares of the BC Company, which in turn beneficially holds 100% of the issued and outstanding shares of CVS. CVS holds the rights to acquire 100% of the mineral rights to the La Bodega Property and holds the California-Vetas Property. On the earlier of December 15, 2006 and the completion of the Spin-Off Arrangement, Ventana will issue a total of 3,000,000 Ventana Special Warrant Shares on the exercise of the Ventana Class A Special Warrants. If the Spin-Off Arrangement does not complete on or before December 15, 2006: (i) 3,000,000 common shares of Wildcat will be issued on the exercise of Augusta’s right under the CVS Purchase Agreement to require the Company to issue the common shares of Wildcat in exchange for the Ventana Special Warrant Shares; and (ii) the Wildcat Class A Special Warrants will be exercisable by the holders, Jon Lehman and Allen Ambrose, into common shares of Wildcat until May 18, 2007.

In addition, on the earlier of December 15, 2006 and the completion of the Spin-Off Arrangement, Wildcat will issue 22,500,000 common shares on the exercise of the Class B Special Warrants. The holders of the Class “B” Special Warrants will not receive shares of Ventana or otherwise participate in the Spin-Off Arrangement as shareholders of Wildcat.

The Spin-Off Arrangement

Background to the Spin-Off Arrangement

Wildcat has two direct subsidiaries, Arizona Minerals, through which it holds an 80% interest in the Hardshell Property, and Ventana, which indirectly through BC Company and CVS, holds an option to acquire 100% of the mineral rights in the La Bodega Property, and has acquired 100% of the mineral rights in the California-Vetas Property. In addition to these properties, Wildcat holds an 8.375% effective working interest (or 10% nominal interest) in the Peco Property.

On November 15, 2006, shareholders of Wildcat approved the Spin-Off Arrangement the purpose of which is to simplify the ownership, and maximize the value and development, of the La Bodega Property and the California-Vetas Property and permit Wildcat to concentrate its resources on its Hardshell Property. The Spin-Off Arrangement results in the distribution by Wildcat to the Wildcat shareholders of common shares of Ventana (the “Ventana Shares”) on a one Ventana Share for each Wildcat common share held basis, so that at the completion of the Spin-Off Arrangement

Ventana will no longer be a wholly-owned subsidiary of Wildcat and the existing Wildcat shareholders will hold the same number of shares in the capital of Ventana. Ventana will hold the La Bodega Property and the California-Vetas Property indirectly through its wholly-owned subsidiaries BC Company and CVS. Wildcat will continue to hold the Hardshell Property indirectly through Arizona Minerals, as well as the Peco Interest, directly. The Spin-Off Arrangement will be undertaken in accordance with the Act and will involve a reorganization of the share capital of Wildcat. As a condition to the completion of the Spin-Off Arrangement Wildcat must obtain the approval of the Toronto Stock Exchange or the TSX Venture Exchange (collectively the “Exchange”) to the listing of the common shares of Wildcat on the Exchange, and Ventana must obtain the approval from CNQ or the Exchange to the listing of the common shares of Ventana on CNQ or the Exchange, as applicable. The listing of the common shares of Ventana on CNQ or the Exchange is expected to be subject to Ventana obtaining an order from the British Columbia Securities Commission which will permit the Ventana Shares to be resold on the date that is 5 business days after the last of the conditions precedent to the completion of the Spin-Off Arrangement have been satisfied or waived or such earlier or later date that is agreed to by the parties (the “Effective Date”). On November 20, 2006, the Spin-Off Arrangement was approved by the Supreme Court of British Columbia (the “Court”). See “Required Court Approval”.

Spin-Off Arrangement Mechanics

The following is a summary of description of the Spin-Off Arrangement. The Spin-Off Arrangement will become effective on the Effective Date, which date will depend on the satisfaction of various conditions to the completion of the Spin-Off Arrangement. The Spin-Off Arrangement was approved by the shareholders of Wildcat (the “Wildcat Shareholders”) and the warrant holders of Wildcat (the “Wildcat Warrantholders” by way of special resolution (the “SpinOff Arrangement Resolution”) on November 15, 2006.

Treatment of Wildcat Shares

Upon the Spin-Off Arrangement becoming effective without any further act or formality:

(a)

Wildcat will contribute to the share capital of Ventana through conversion to equity of a minimum $3,100,000 of debt representing advances from Wildcat to Ventana, plus a percentage of the net proceeds of any equity financing completed by Wildcat between the date of the Spin-Off Arrangement Agreement and the Effective Date equal to (i) 10% if the net proceeds are less than or equal to $10,000,000; (ii) 20% if the net proceeds are greater than $10,000,000 but less than or equal to $13,000,000; or (iii) 30% if the net proceeds exceed $13,000,000, in consideration for the issuance by Ventana to Wildcat of that number of Ventana Shares so that Wildcat owns a number of Ventana Shares equal to the number of issued and outstanding Wildcat common shares on the record date for the Spin-Off Arrangement;

(b)	Wildcat’s authorized share structure, its Notice of Articles and Articles will be altered by:

	(i)	creating an unlimited number of Class A common shares (the “Wildcat Class A Common Shares”); and

	(ii)	creating and attaching to the Wildcat common shares and the Wildcat Class A Common Shares the special rights and restrictions which will be contained in Part 28 of the Articles;

(c)

each of the issued Wildcat common shares (except Wildcat common shares held by Dissenting Wildcat Shareholders) will be and be deemed to be exchanged for one Wildcat Class A Common Share and one Ventana Share, and the Wildcat common shares will be cancelled and will form part of the authorized but unissued share capital of Wildcat and no Wildcat common shares will remain outstanding;

(d)	Wildcat’s authorized share structure, its Notice of Articles and Articles will be altered by:

	(i)	reducing the authorized capital by eliminating the authorized and unissued Wildcat Shares;

	(ii)	deleting the special rights and restrictions attached to the Wildcat common shares and Wildcat Class A Common Shares and by deleting Part 28 of the Articles of Wildcat in its entirety;

	(iii)	altering the identifying name of all of the Wildcat Class A Common Shares to be common shares; and

(e)	each Wildcat Class A Special Warrant will be and will be deemed to be exchanged for a Ventana Share, and the holder will receive one Ventana Share for each Wildcat Class A Special Warrant held.

Treatment of Wildcat Warrantholders

Upon the Spin-Off Arrangement becoming effective and upon the Wildcat Warrantholders approving the Spin-Off Arrangement Resolution, without any further act or formality each Wildcat Warrant, to the extent it has not been exercised as of the record date for the Warrantholders’ Meeting, will be and will be deemed to be amended, such that on exercise of such Wildcat Warrant, the holder thereof will be entitled to receive one Wildcat Class A Common Share and one Ventana Share, for the original aggregate exercise price.

Benefits of the Spin-Off Arrangement

The Wildcat Board believes that the Wildcat Shareholders will benefit as a result of becoming shareholders of Ventana under the Spin-Off Arrangement and Wildcat Warrantholders will benefit as a result of having an opportunity to become shareholders of Ventana as a result of the following factors, among others:

(a)	maximizing shareholder value by reorganizing and simplifying the corporate ownership of its gold properties;

(b)	an opportunity to selectively finance and develop various mineral properties held through separate entities and enhancing Wildcat’s ability for divestiture of specific mineral properties; and

(c)	through providing them with ownership positions in two publicly traded companies, subject to the ability of Ventana to list its Ventana Shares on CNQ or the Exchange.

Approval and Recommendation of the Wildcat Board

The Wildcat Board approved the Spin-Off Arrangement, and unanimously recommended and authorized the submission of the Spin-Off Arrangement Resolution to the registered shareholders, the registered warrant holders, the beneficial owners of the Wildcat common shares and the beneficial holders of the Wildcat Warrants (the “Wildcat Securityholders”) and the Court for approval.

In reaching its conclusion, the Wildcat Board considered the benefits to Wildcat and the Wildcat Securityholders and the holders of the Wildcat Class A Special Warrants, as well as the financial position, opportunities and the outlook for each of Wildcat and Ventana. In addition to the matters discussed under “Benefits of the Spin-Off Arrangement”, the Wildcat Board considered the following:

(a)

the procedures by which the Spin-Off Arrangement will be approved, including the requirement for the approval of 75% of the Wildcat Shareholders who vote on the Spin- Off Arrangement Resolution and the approval of the Court after a hearing at which the fairness of the Spin-Off Arrangement will be considered;

(b)	the proposed listing of Ventana Shares on CNQ or the Exchange;

(c)

the opportunity for Wildcat Shareholders who are opposed to the Spin-Off Arrangement, upon compliance with certain conditions, to dissent from the approval of the Spin-Off Arrangement and to be paid fair value for their Wildcat Shares;

(d)	the opportunity for Wildcat Warrantholders to participate in the Spin-Off Arrangement; and

(e)	the structuring of the Spin-Off Arrangement such that all Wildcat Shareholders will be treated equally.

The proposed listing of Ventana Shares on CNQ or the Exchange is expected to be subject to Ventana obtaining an order from the British Columbia Securities Commission which will permit the Ventana Shares to be resold as of the Effective Date.

Required Shareholder Approvals

In order to implement the Spin-Off Arrangement, the Spin-Off Arrangement Resolution must be approved by at least 75% of the votes cast at the Meeting by the Wildcat Shareholders. In addition, in order for the Wildcat Warrants to be included in the Spin-Off Arrangement, the Spin-Off Arrangement Resolution must also be approved by at least 75% of the votes cast at the Warrantholders’ Meeting by the Wildcat Warrantholders. Both approvals were received at the Meeting.

Required Court Approval

The Spin-Off Arrangement requires Court approval under the Act. On October 16, 2006, Wildcat obtained the Interim Order providing for the calling and holding of the Meeting and certain other procedural matters related to the Meeting. Following approval of the Spin-Off Arrangement Resolution by Wildcat Shareholders at the Meeting, Wildcat made an application to the Court for a final order (the “Final Order”) which was received on November 20, 2006. Wildcat’s counsel has advised that, in deciding whether to grant the Final Order, the Court considered, among other things, the fairness of the Spin-Off Arrangement to the Wildcat Securityholders and the holders of the Wildcat Class A Special Warrants.

At the hearing for the Final Order, Wildcat Securityholders or other interested persons were entitled to appear in person or by counsel and to make a submission regarding the Spin-Off Arrangement, subject to filing and serving an appearance and satisfying any other applicable requirements.

At the hearing, the Court considered, among other things, the fairness of the terms and conditions of the Spin-Off Arrangement and the rights and interests of every person affected. In addition, the Court was informed at the hearing that, pursuant to the provisions of section 3(a)(10) of the U.S. Securities Act, if the Court approves the fairness of the terms and conditions of the Spin-Off Arrangement, the distribution of the Wildcat Class A Common Shares and the transfer of the Ventana Shares by Wildcat to the Wildcat Shareholders in the deemed exchange for their rights in Ventana pursuant to the Spin-Off Arrangement, the deemed exchange of Wildcat Warrants for Wildcat Warrants exercisable to acquire Wildcat common shares and Ventana Shares, and the issuance of the Ventana Shares upon the exchange of the Class “A” Special Warrants will not require registration under the U.S. Securities Act because of such Court approval.

The Spin-Off Arrangement Agreement

The following summarizes, among other things, the material terms of the Spin-Off Arrangement Agreement, a copy of which has been filed on SEDAR as a material document, and is available for review at www.sedar.com. The Spin-Off Arrangement Agreement is provided under Exhibit4.10.

Effective Date of the Spin-Off Arrangement

Subject to the satisfaction or waiver of the conditions set forth in the Spin-Off Arrangement Agreement, including receipt of all Appropriate Regulatory Approvals, the Spin-Off Arrangement will become effective on the Effective Date.

Representations and Warranties

Each of Ventana and Wildcat provided customary representations and warranties in the Spin-Off Arrangement Agreement for a transaction of this nature. For a complete description of the representations and warranties, please refer to the Spin-Off Arrangement Agreement.

Mutual Covenants of Wildcat and Ventana

In the Spin-Off Arrangement Agreement, each of Wildcat and Ventana have agreed to do and perform all such acts and things and execute and deliver all such agreements, assurances, notices and other documents and instruments, as may reasonably be required to facilitate the carrying out of the intent and purpose of the Spin-Off Arrangement Agreement.

Conditions to Closing

The Spin-Off Arrangement Agreement provides that the respective obligations of each party to complete the Spin-Off Arrangement are subject to the satisfaction, on or before the Effective Date, of the following mutual conditions precedent, each of which may only be waived by the mutual consent of Ventana and Wildcat:

(a)	the Interim Order shall have been obtained in form and substance satisfactory to each of the parties, acting reasonably;

(b)	the Spin-Off Arrangement, without amendment or with amendments acceptable to Ventana and Wildcat, acting reasonably, shall have been approved at the Meeting as required by the Interim Order;

(c)	the Spin-Off Arrangement Resolution, without amendment or with amendments acceptable to Ventana and Wildcat, acting reasonably, shall have been approved at the Meeting, as applicable;

(d)	the Final Order shall have been obtained in form and substance satisfactory to each of the parties, acting reasonably;

(e)

all approvals and consents, regulatory or otherwise, which are required in connection with the consummation of the transactions contemplated in this Agreement and in the Spin-Off Arrangement shall have been obtained;

(f)

the time period for the exercise of any right to dissent conferred upon the Wildcat Shareholders in respect of the Spin-Off Arrangement shall have expired and the Wildcat Shareholders shall not have exercised (and not abandoned) such right of dissent with respect to greater than 5% of the number of outstanding Wildcat common shares as of the Share Distribution Record Date;

(g)

no preliminary or permanent injunction, restraining order, cease trading order or order or decree of any domestic or foreign court, tribunal, governmental agency or other regulatory authority or administrative agency, board or commission, and no law, regulation, policy, directive or order shall have been enacted, promulgated, made, issued or applied to cease trade, enjoin, prohibit or impose material limitations on, the Spin-Off Arrangement or the transactions contemplated herein or in the Spin-Off Arrangement shall have been issued and remain in effect and no such action, proceeding or order shall, to the best of the knowledge of Ventana or Wildcat, be pending or threatened and, without limiting the generality of the foregoing, no Person shall have filed any notice of appeal of the Final Order, and no Person shall have communicated to Ventana or Wildcat (verbally or in writing) any intention to appeal the Final Order which, in the reasonable opinion of Ventana or Wildcat (on the advice of legal counsel), would make it inadvisable to proceed with the implementation of the Spin-Off Arrangement;

(h)	there shall not exist any prohibition at law against the completion of the Spin-Off Arrangement;

(i)	the Ventana Shares have been approved for listing on the CNQ or the Exchange, and the Wildcat cmmon shares have been approved for listing on the Exchange; and

(j)	the Spin-Off Arrangement Agreement shall not have been terminated in accordance with its terms.

The proposed listing of the Ventana Shares on CNQ or the Exchange is expected to be subject to Ventana obtaining an order from the British Columbia Securities Commission which will permit the Ventana Shares to be resold as of the Effective Date.

Termination

At any time prior to the Effective Date, the Spin-Off Arrangement Agreement may at any time before or after the holding of the Meeting, and before or after the granting of the Final Order be terminated by direction of the Wildcat Board without further action on the part of Wildcat Shareholders, or by the board of directors of Ventana, and nothing expressed or implied herein or in the Spin-Off Arrangement will be construed as fettering the absolute discretion of the board of directors of Wildcat or Ventana to terminate the Spin-Off Arrangement Agreement and discontinue efforts to effect the Spin-Off Arrangement for whatever reasons they may consider appropriate.

If the Effective Date does not occur on or prior to March 31, 2007 or any later date as may be agreed to in writing by Wildcat and Ventana, the Spin-Off Arrangement Agreement will terminate.

If the Spin-Off Arrangement Agreement is terminated, no party will have any further liability to perform its obligations under the Spin-Off Arrangement Agreement except as otherwise contemplated by the Spin-Off Arrangement Agreement.

Description of Business following the Spin-Off Arrangement

Following completion of the Spin-Off Arrangement, Wildcat and Ventana will continue to explore and develop their respective properties.

Wildcat, if not already completed, will continue to re-assay historical samples of its Hardshell Property as a further assessment of the historical data and will complete a drill program to confirm distribution and abundance of silver mineralization, and to permit an estimation of contained zinc, copper, lead and manganese. The program will also allow for assessment of previous results. Completion of the current preliminary economic scoping study will offer insight to the potential economic viability of the property. If results are positive, Wildcat will determine whether to commence a pre feasibility or final feasibility study.

Ventana will continue to explore its La Bodega and California-Vetas properties in Colombia. The current drill program on the La Bodega property will be completed and subject to receipt of positive results, they will expand the drill program to define and drill further targets on the property. In early 2007, Ventana is expected to commence a Phase I exploration program, including stream sediment sampling and ridge-and-spur sampling to evaluate the large property and confirm previous findings. The program will include reconnaissance geologic mapping, geochemical surveys and an aerial geophysical survey. Subject to the receipt of positive results, Ventana will continue with a Phase II program, that will include detailed geologic mapping and sampling, grid soil sampling, trenching and ground geophysics, to define drill targets.

Plan of Operation

The Company has commenced the recommended exploration and development program for the Hardshell Property, and Phase 1 of the recommended exploration and development programs for the La Bodega and California-Vetas properties.

Hardshell Property

Since acquiring the Hardshell Property the Company has been reviewing and analyzing all the information, exploration results and data compiled by prior holders of the property. The Company commenced a re-assay of historic samples as a further assessment of the historical data.

In September 2006, the Company announced it had contracted with Pincock, Allen and Holt to complete a Preliminary Assessment Scoping Study. The objectives of the study are to determine the potential mining method, basic operating parameters, capital and operating costs estimates, and develop an economic model. The report will include a new NI 43-101 compliant resource calculation. The Company will undertake a drill program commencing in late 2006 and carrying over into early 2007. The recommended program is for 25 holes, averaging 200 meters in length, to confirm the distribution and abundance of silver mineralization and to permit estimation of contained copper, zinc, lead and manganese. With completion of these endeavors, the Company would expect to proceed with either a pre-feasibility or final feasibility study.

The projected costs for the forthcoming 18 months, are exploration and development costs of $1,500,000, feasibility study costs of $1,725,000, permitting costs of $250,000 and contingency costs of $600,000. In March 2007, the Company will pay the remaining balance of the acquisition costs of US $5,000,000, resulting in total expenditures on the property of US $9,825,000.

La Bodega Property, Columbia

In mid 2006, the Company commenced a sampling program focused on systematic channel sampling and mapping of the numerous underground workings on the La Bodega property, to define gold grade distribution as well as lithologic and structural controls on mineralization. Sampling was also performed on outcrops and road-cut exposures. A 100 meter by 50 meter grid was surveyed over the entire property to be used for soil sampling and ground geophysical surveys, as well as survey and geologic mapping control. A mobile metal ion soil sampling survey was completed, which significantly expanded the overall potential target size of the property.

On completion of the sampling and surveys, the Company commenced a 6,000 meter diamond drill program in September 2006, which should be completed by early 2007. Subject to the results from the initial program, the Company will continue to expand the drill program on the property.

Over the next 18 months, the Company plans to expend $1,500,000 on further exploration and development costs. In February 2007 the Company will be required to pay US$400,000 to maintain the option agreement in good standing, and in February 2008 a further option payment of US$500,000 will be payable, resulting in total expenditures on the property of $2,535,000.

California-Vetas Property, Colombia

Other than a surface tax payment of $47,000 and access road work of $29,000, no work has been done on the California-Vetas property. The Company plans to commence a two phase exploration program in early 2007. The phase one program will include stream sediment sampling, ridge and spur soil/rock sampling, reconnaissance geologic mapping, and an aerial geophysical survey at an estimated cost of US$346,500. Subject to the results of phase one, the phase two program would follow with detailed geologic mapping and sampling, grid soil sampling, trenching and ground geophysics to define drill targets at an estimated cost of US$495,000. A cash payment of US$75,000 regarding the acquisition will be paid in late 2006, bringing total expenditures on the property to $1,053,975 over the next 18 months.

Financings

The Company believes that its current working capital is sufficient to fund its operations to December 31, 2006 after which it will require approximately $8,000,000 in connection with its Hardshell Property and $4,000,000 in connection with its Columbian properties to make the 2007 property acquisition and option agreement payments, for exploration and development expenditures on these properties and for working capital and overhead purposes over the next 18 months. The Company anticipates on fulfilling this requirement through equity financing in the latter part of 2006.

C.      Organizational Structure.

The following table sets forth the name of each material subsidiary of the Company, the jurisdiction of its incorporation, the date of its incorporation and the direct or indirect percentage ownership by the Company of such subsidiary.

Name of Subsidiary	Date of Incorporation	Jurisdiction of Incorporation	Percentage Ownership(1)
Ventana Gold Corp.(2) (3)	March 2, 2006	British Columbia	100%
Arizona Minerals Inc.	September 14, 2005	Nevada	80%

(1)	Represents both the percentage of ownership and the percentage of voting power held.
(2)	Ventana Gold Corp. holds 100% of the issued and outstanding shares of 688287 B.C. Ltd. which in turn holds 100% of the issued and outstanding quotas of CVS which holds the Columbian Interests.
(3)	Will cease to be a subsidiary of Wildcat on completion of the Spin-Off Arrangement.

D.      Property, Plants and Equipment.

The Company’s head office is located at Suite 400, 837 West Hasting Street, Vancouver, BC, V6C 3N6. Monthly rent is $4,541.67.

The Hardshell Property

Acquisition

Pursuant the Hardshell Purchase Agreement entered into between Wildcat and Diamond Hill Wildcat acquired 80% of the issued and outstanding common shares of Arizona Minerals. Arizona Minerals owns 100% of the rights in and to the Hardshell Property which it acquired on March 14, 2006 out of a bankruptcy proceeding from Asarco. See Item 4 (A) “Significant Acquisitions and Dispositions”.

The following disclosure has been excerpted and summarized from the Amended Hardshell Report. A copy of the Amended Hardshell Report is available on the SEDAR website at www.sedar.com.

Property Description and Location

The Hardshell Property (Property) is located about 100 kilometres southeast of Tucson, Arizona, at approximately 31º 28’ North longitude, 110 º 43’ West latitude. The Property is comprised of 26 unpatented mineral claims with an aggregate area of approximately 486 acres (197 hectares), and eight patented mineral claims with an aggregate area of about 135 acres (55 hectares).

The unpatented claims are renewable annually on August 30 at a cost of USD$100 / claim, for a total of USD$2,600. The patented claims are subject to annual taxes of about USD$1000.

The patented claims have been surveyed, the unpatented claims have not. There are no outstanding royalties or other financial encumbrances attached to the Property. There is a 2% NSR Royalty payable to Diamond Hill pursuant to the terms of the Hardshell Purchase Agreement.

There are no known environmental liabilities.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Property is located about 100 kilometres southeast of Tucson and is accessible from there via Interstate 10 southeastwards for about 30 kilometres to Highway 83, then south for about 40 kilometres to intersection with Highway 82 to Nogales. The town of Patagonia is located about 20 kilometres from the intersection, and a paved road leads southeastward from Patagonia for about 10 kilometres to the former townsite of Harshaw, from which a forestry service road provides access to the Property, at a distance of about five kilometres. Within the property several unimproved roads lead to various historic mine workings. The Property is about 15 kilometres north of the United States – Mexico border.

The area has a semi-arid climate, with annual precipitation of about 20 centimetres, most of which falls as rain during June through August, and December through February. Temperatures range from about four degrees Celsius in December – January to about 40º Celsius during July and August.

The Property is located in the Patagonia Mountains that form the western edge of the Mexican Highland section of the Basin and Range Physiographic Province of the southwest United States, with a prominent northwest-trending structural grain. Elevations in the area range up to about 2,800 meters above sea level, the Property is situated at about 1,600 meters above sea level in a topographically rugged area of narrow valleys and sharp ridges. Drainages in the Property area coalesce to the west into Sonoita Creek, and ultimately into the Santa Cruz River.

Vegetation reflects the climate: lower slopes are dominated by mesquite and grasses, and higher elevations that receive greater rainfall support an open cover of oak, pine, juniper and cypress.

History

The Hardshell Mine was discovered in 1879. Production from this and neighbouring workings was carried out between 1896 and 1964 and amounted to about 35,000 short tons with an average grade of about eight ounces of silver per ton.

Asarco operated the nearby Trench Mine between 1939 and 1964. The Hardshell Property was first used as a source of water for the Trench mill, and then explored by Asarco by surface geological mapping and intermittent drill programs from 1964 until about 1980.

Asarco drilled 104 percussion and core holes with an aggregate length of 42,939 feet (13,088 meters) on the Property. Most of this drilling took place from the mid-1960s to the 1980s. Some drill logs and assay data sheets for many of the holes are available, and drill hole locations, sample intervals and assays have been compiled into a computer database by Asarco. This information constitutes a portion of the data that was reviewed by Wardrop during the due diligence process for this report. Some drill core and chip boards from the percussion holes have also been preserved by Asarco, but this material was not examined by Wardrop.

No information is available regarding core sampling methodology with the exception that core was split and half preserved for reference as were representative portions of chips produced by percussion drilling. However, as the drilling was done by Asarco and was intended solely to further their assessment of the economic merits of the property, it is assumed that sampling conformed to standard industry practices of the time.

Some original drill logs and assay sheets for most holes were available during the data review by Wardrop. A computer database of drill hole locations, sample intervals and assays has also been assembled.

On the basis of the data examined it is inferred that all samples were assayed for silver, a few (probably less than five percent) for lead and zinc, and a very few (less than one percent) for manganese and copper. Most assays were performed by a commercial laboratory, some by Asarco itself. Analytical methodologies, limits and ranges of precision are not known.

Geological Setting

The oldest rocks in the area are predominantly Proterozoic granodiorite with subordinate amounts of pelitic schist, diorite and gabbro.

Phanerozoic siliclastic and carbonate rocks overlie the Precambrian basement. The base of this section consists of grey, thin-bedded Pennsylvanian limestone, dolomitic limestone and silty and sandy limestone and medium-bedded cherty limestone.

Mesozoic-age volcanic, sedimentary and intrusive rocks are widely exposed. The oldest are Triassic to Jurassic-age volcanic and sedimentary rocks. Silicic volcanic rocks predominate, the sedimentary rocks include quartzite, sandstone, arkose and shale.

Mesozoic and Cenozoic-age granitic intrusive rocks are widespread throughout the Patagonia and Santa Rita Mountains. In the northwestern Patagonia Mountains, Jurassic age granite, dated at 160 million years (Ma), intrudes Triassic to Jurassic-age volcanic and sedimentary rocks. Most of the central and southern parts of the range consist of medium to coarse-grained hornblende granodiorite 63 to 58 Ma in age. The main Paleocene Patagonia granodiorite stock is bounded by northwest-striking faults and its emplacement was structurally controlled.

Late Oligocene to Miocene fluvial gravels and pebbly sands form the hanging wall of the Patagonia fault northwest of Red Mountain and the Property area.

Regionally, the most prominent faults strike northwest and northeast. Mineral occurrences are commonly localized at the intersection of these regional structures.

In the Patagonia Mountains there are several parallel, northwest-striking, strike-slip fault zones, some of which were active during the Triassic and Jurassic, and again episodically during the Cretaceous and early Tertiary. The Paleocene-age Patagonia biotite-hornblende granodiorite is elongated northwest and bounded by linear, sub-parallel fault zones. The strike-slip fault on its eastern margin is the Guajolote fault, and to the northeast of the Guajolote fault is the northwest-striking Harshaw Creek fault, the most prominent fault in the range. Stratigraphic and structural relations between the two zones suggest that they were active during the Jurassic and Early Cretaceous and that linking faults were developed and reactivated during the early Cenozoic.

Granitic rocks of Precambrian age are exposed south and west of the Property area, in areas of maximum fault-block uplift. These rocks are overlain by Cambrian-age Bolsa and Abrigo Formations. All significant intrusive activity appears to be of Tertiary age and includes rhyolite and latite porphyry as sills, quartz monzonite porphyry and granodiorite, diorite, gabbro and diabase.

The Hardshell deposit is contained within a series of Cretaceous ashflow tuffs and breccias that were deposited upon gently north-dipping Permian-age Concha Formation limestone, and Scherrer Formation dolomite and sandstone. The deposit is located in and above a series of Paleozoic horst blocks that were active during Cretaceous volcanism. The Cretaceous-age tuffs and breccias are thinner over the Hardshell deposit than to the east and west where the tuffs and breccias rest conformably upon ignimbritic cooling units.

The major lithologic host for the Hardshell deposit is an epiclastic sandstone that is locally interbedded with very fine-grained tuff.

High-angle faults, trending predominantly north-south and east-west, bound the horst blocks in the area, and may have served as conduits for mineralizing fluids.

Sections through the deposit oriented both east-west and north-south suggest that the strata are deformed into a doubly-plunging anticline the apex of which is coincident with the highest grade-thickness of silver accumulation, which suggests that deformation pre-dated the mineralizing event, that mineralizing fluids migrated to the topographically highest permeable area, and that post-mineral tilting of the deposit has occurred.

Mineralization

The Hardshell deposit forms a gently-dipping blanket-like (manto) body up to 60 meters in thickness over an area that measures about 300 by 600 meters.

The manganese and iron oxides form crystalline veinlets and colliform and sooty encrustations that replace the host rock and fill open spaces and are commonly intergrown with jasperoidal and coarse-grained quartz that has, in turn, replaced permeable sandy horizons in the volcanics. Massive jasperoid continues above the manganese oxide manto as a weakly-mineralized caprock. Manganese oxide-rich mineralization and silicification also extend into the underlying Permian limestones and sandstones for variable distances.

The mineralizing fluids introduced up to several percent each of galena, sphalerite and pyrite, minor chalcopyrite and silver-bearing sulphosalts. Gangue minerals include rhodochrosite and major amounts of manganese sulphide. With rare exceptions the sulphides have been weathered to oxides, and almost all the silver in contained within manganese oxides.

Subordinate mineralized horizons overlie or are marginal to major fracture zones; these include the historic Hardshell and Hermosa deposits that are contained within stratigraphically younger strata than the Hardshell deposit.

The Hardshell mineralization has been subdivided into three ore-types; upper and lower manto and silica caprock.

The upper manto mineralization is characterized by a high lead to zinc ratio, and high manganese content. Silver content is variable to high. The majority of silver, lead, zinc, and copper are contained in the lattice-structure of cryptomelane-type manganese minerals. Minerals are colliform and sooty encrustations and replacements along fractures in vuggy, fine-grained silicified rock with significant amounts of coarse-grained quartz. Metal content of individual manganese-oxide grains varies widely. Silver, lead and copper values are higher than in the lower, zinc-rich manto. A minor amount (less than 10%) of the silver is contained in iron-oxides and clays. The upper contact with the silica cap is sharp, but the lower contact with the zinc-rich lower manto is gradational. The lower manto has a generally higher manganese content than the upper manto, and variable to high, but generally lower silver content than the upper manto. Silver, zinc, lead and copper occur predominantly in the lattice-structure of cryptomelane, as well as in chalcophanite (ZnMn3O7.3H2O) . Silver-poor willemite (zinc silicate) is locally abundant. Zinc-manganese mineralization is more laterally extensive but not as continuous as leadmanganese rich mineralization. The lower manto is more vuggy than the upper manto and the host rock is less completely silicified, and commonly is recrystallized limestone.

The silica caprock is comprised of silicified volcanics and fine-grained clastic sediments and occurs above the main manto as well as at contacts of formerly permeable zones above the caprock. This rock is hard and brittle. The silver content is generally about 0.5 ounces per ton but locally is significantly higher. The majority of the silver is contained within coppersulphide rims on pyrite and in iron oxides and sulphates after pyrite. The silica caprock is thickest over the central and southern part of the manganese-oxide rich manto, and has the highest silver content over the central part of the manto.

Exploration and Development

It is recommended that 25 holes, of 200 meters average length, be drilled to confirm the distribution and abundance of silver mineralization, and to permit an estimation of contained lead, zinc, and manganese. These holes should be located so as to twin previous holes in order to assess previous results as well as to provide new data with appropriate quality control. If new and historical data are comparable, the historical data can be used to supplement new data in areas not tested by the proposed program. If the historical samples that have been retained by Asarco can be retrieved, these should be re-assayed as a further assessment of the historical assay data.

If the results obtained from drilling and re-assaying are substantially comparable to historically-obtained results, a preliminary economic assessment (scoping study) would be an appropriate subsequent step to evaluate the economic viability of the Property.

A budget for this work program is set out below.

Activity	Cost (CDN$)

PHASE I
Drilling (5,000 meters @ $100/meter)	$500,000
Assays (3,000 @ $30/assay)	90,000
Reassays (5,000@$30/assay)	150,000
Transportation, Travel	10,000
Supervision, Reporting	50,000
$800,000
PHASE II
Scoping Study	150,000

Total	$950,000

Additional Information on the Hardshell Property not included the Hardshell Report

In 2005, Washington Group International Inc., teamed with Hazen Research (“Hazen’), to test SO2 leaching of the ore to dissolve the copper, zinc and manganese minerals and liberate refractory silver. At Hazen's research facilities two composite samples were prepared from assay pulp solids from drill cores provided by Asarco for the testing. The SO2 leach test was deemed very successful, with recovery rates of 85% for silver, 95% for zinc and copper.

Based on this analysis and test work on the leach solution and solids, the silver can be recovered using standard carbon leach operation. The copper and zinc is recoverable using separate solvent extraction electrowinning (“SX-EW”) operations for each metal.

Since the Acquisition of the Hardshell Property by Wildcat

Since acquiring the Hardshell Property, the Company has been reviewing and analyzing all the information, exploration results and data compiled by prior holders of the property. The Company commenced a re-assay of historic samples as a further assessment of the historical data. The Company has contracted Pincock, Allen and Holt to complete a Preliminary Assessment Scoping Study, the objectives of which are to determine the potential mining method, basic operating parameters, capital and operating costs estimates, and develop an economic model. The report will include a new NI 43-101 compliant resource calculation. See section B- “Plan of Operations for details on further plans for the Hardshell Property.

The Colombian Properties – La Bodega and California-Vetas

Acquisition

Pursuant to the CVS Purchase Agreement, entered into among the Company, Ventana, and Augusta, Ventana acquired 100% of the issued and outstanding shares of the BC Company, which acquired 100% of the beneficial interest in the issued and outstanding quotas of CVS . CVS has an option to purchase 100% of the mining exploration rights to the La Bodega Property located in Colombia, South America pursuant to the La Bodega Agreement. In addition, Ventana and the Company acquired the California-Vetas Property located in Colombia, South America pursuant to the California-Vetas Agreement. See Item 4(A) Significant Acquisitions and Dispositions.

The La Bodega Property

The following disclosure has been excerpted and summarized from the La Bodega Report. A copy of the La Bodega Report is available on the SEDAR website at www.sedar.com.

Property Description and Location

The La Bodega Property is located in north-eastern Colombia near the border with Venezuela approximately 400 kilometres north of the capital city of Bogota and 40 kilometres northeast of the city of Bucaramanga, the capital of the Departamento (province) of Santander. The project is located at 7° 23’ North Latitude and 72° 54’ West Longitude. The project lies within the historic California-Vetas mining district, situated in the Santander Massif portion of the Eastern Cordillera of the Andes Mountains. It is located about 9 kilometres northeast of the small mining town of California.

The La Bodega Property consists of approximately 178.6 hectares covered by exploitation concession #3451 owned by Sociedad Minera La Bodega Limitada, a private Colombian partnership. The property boundaries have been surveyed and monumented.

Mineral rights in Colombia are reserved to the federal government and governed by the Colombian Mining Code. The Colombian Mining Code has been changed and amended on several occasions. The oldest version relevant to the La Bodega property is Law 20 of 1969. Law 20 was suspended and superseded by Decree 2685 in 1988, which in turn was amended by Law 685 in 2001. The mining law is administered by the Ministry of Mines and Energy which has relegated the administrative duties to INGEOMINAS (the Colombian Geological Survey).

The property is a 20-year exploitation concession contract that was granted on September 10, 2004. CVS Explorations Ltda., and Sociedad Minera La Bodega Ltda. (“Minera La Bodega”) entered into a letter of intent for a lease with option to purchase agreement dated November 8, 2005. The letter of intent grants an exclusive option to purchase a 100% interest in the property with no retained royalties. The government of Colombia requires the payment of a 4% royalty, based on 80% of the closing price on the London Metal Market.

There are no known environmental liabilities associated with the property. The environmental permit held by Minera La Bodega to conduct mining operations lapsed in 2002, however Minera La Bodega has reportedly fulfilled all the requirements for the issuance of a new permit including putting a reclamation bond in place. The lead permitting agency Corporacion para la Defensa de la Mesa de Bucaramanga (“CDMB”) has allowed Minera La Bodega to continue operations pending issuance of the new permit.

Exploration activities that involve disturbing the soil (roads, drill pads, camps, etc.) will require an environmental management plan and approval by the CDMB.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the La Bodega project area from Bucaramanga is via 55 kilometres of unpaved road to the town of California and then 9 kilometres of dirt road to the property. This same road cuts through the center of the property and foot trails provide further access.

The La Bodega project area has fairly well developed infrastructure and a local work force familiar with mining operations. The town of California has a population of 400-450 with about 2,000 people living in the municipality. Nine kilometres to the east, the town of Vetas is somewhat larger with a population of 500-600 and more than 2,000 people living in the municipality. The area is served by the national electrical power grid and is reportedly fairly reliable. Land telephone lines are restricted to the town of California and cellular reception is available only on the higher ridges. Other than locally available basic supplies virtually all provisions and equipment must be obtained in Bucaramanga. Water for drilling is readily available from year-round creeks on the property.

The climate of the La Bodega Project area is cool and humid. The average annual temperature is 10° C, varying with elevation and weather. Two rainy seasons generally occur in October-November and April-May. Snow is infrequent but occasionally occurs at higher elevations. Average annual precipitation is about 750 mm.

The property is located in steep, mountainous and relatively rugged terrain at elevations ranging from 2,600 to 3,250 meters above sea level.

Vegetation in the area of the property is mixed scrub brush and forest with oak and eucalyptus trees. A limited amount of domestic subsistence agriculture and livestock pasturing is supported. The principal economic activity in the area is the small-scale exploitation of gold and silver.

History

In 1947, the Anaconda Copper Mining Company took an option on a property that encompassed the present La Bodega property and conducted exploration via tunnelling and limited core drilling. Core recoveries were reportedly so poor that insufficient information was available to justify an onerous option payment and Anaconda released the property.

The family of the current property owners, Sociedad Minera La Bodega Limitada, have reportedly held and operated the La Bodega property over the last 50 years or so. Roughly 1,300 aggregate meters of tunnels, drifts and raises are present on the property with the most extensive workings developed in the namesake La Bodega mine which continues in operation at a rate of 10 to 30 tons/day. No drilling or systematic, modern exploration is known to have been conducted on the property.

Other than first pass due diligence mapping and sampling, no substantive exploration has been conducted to date. The due diligence mapping and sampling was concentrated in the area extending southwest from the Greystar property line including the La Bodega mine.

Geological Setting

The La Bodega property is situated in the Santander Massif of the Eastern Cordillera of the Andes Mountains. The massif is comprised of Precambrian gneisses, schists, quartzites and migmatites of the Guyana Shield. Intermediate to granitic intrusives of the Santander Plutonic Group were emplaced during a period of uplift in the Jurassic/Triassic. Younger porphyries common in the immediate areas of mineralization may be as young as Tertiary in age. Regional faulting parallels the topographic fabric with the NW-trending Bucaramanga-Santa Marta fault and the NE-trending Rio Cucutilla fault zone defining the principal structural trends.

On the property intrusive stocks and dikes of intermediate to granitic composition and porphyritic texture intrude the older basement rocks of felsic and basic gneisses, schists and locally, migmatites. The basement rocks appear to be present as inliers and roof pendants or possibly as fault-entrained slabs.

The fracture systems controlling alteration and mineralization on the property appear to be related to the regional scale N NE-trending Rio Cucutilla fault system which is postulated to pass through the area a few kilometres to the east of the property. The NE-trending Rio La Baja fault zone is considered to be a splay of the Rio Cucutilla fault and appears to be the principal control on alteration and mineralization. Faulting in the area has had a long and complex history and is poorly understood.

The property is part of the California-Angostura northeast-trending belt of porphyry-related, high sulfidation epithermal gold-silver occurrences developed along the Rio La Baja regional fault that extends for roughly 11 kilometres from the town of California north-easterly up the Rio La Baja fault zone to the La Alta area at the headwaters of the Rio La Baja. The occurrences are characterized by the association of gold with silver, copper, arsenic, molybdenum and tellurium. Sheeted, steeply dipping quartz-pyrite veins, anastamosing vein zones and hydrothermal breccias hosted in pervasively sericitized and argillized intrusive rocks and basement gneiss are the dominant feature of mineralization on the property and elsewhere in the district. The reported results of extensive drilling by Greystar Resources Ltd. on the adjoining Angostura property indicate that the mineralization extends to depths in excess of 400 meters in that area.

Exploration Information

Exploration to date has been a first pass, due diligence underground and surface sampling and mapping program of limited extent. A total of 203 lithogeochemical samples were taken including 186 continuous, 3-meter long underground and surface channel samples. 156 continuous channel samples were taken from the walls of eight horizontal tunnels that crosscut the north-easterly trend of mineralization. In addition, 15 continuous channel samples were taken at the base of an outcrop exposed by landslide roughly parallel to the northeast trend (samples MV-1 through 15) and another 15 continuous channels were taken from an outcrop exposure crosscutting the northeast trend (samples AFT-1 through 15). 17 surface grab samples were taken of various rock and alteration types in the La Bodega mine area. The samples were assayed by ACME Analytical Laboratories Ltd. in Vancouver, B.C. by a 30-gram hot aqua regia digestion and analyzed by the trace level ICP-MS method for 37 elements including gold and silver.

In general, elevated gold values appear to correlate with elevated silver, copper and tellurium. The gold values ranged from 12.8 ppb Au in relatively unaltered chloritic gneiss to over 100 grams/ton Au in a select grab sample of quartz-pyrite vein material. Silver values ranged from 162 ppb Ag in the same relatively unaltered chloritic gneiss to over 100 grams/ton Ag in silicified porphyry. The silver/gold ratio of the sample group ranges from 1:1 to 22:1 and averages 3:1. Copper values ranged from 7.6 ppm Cu to greater than 10,000 ppm Cu, averaging about 260 ppm Cu. No distinct metal zoning was apparent in the limited sample population.

At the southwest end of the target area, the La Mascota mine consists of two parallel, 42-meter long north-south trending tunnels 20 meters apart. Channel sampling of the walls of the eastern tunnel returned 42 meters averaging 2.06 g/t Au in moderately silicified porphyry, including 6 meters of 7.31 g/t Au across a N80E subvertical, strongly silicified and stockworked structure. The western tunnel returned 42 meters averaging 2.55 g/t Au, including 9 meters of 7.91 g/t Au across a N67W, 50° NE- dipping silicified fault zone . The true width of the mineralized intervals in each tunnel is similar to the sampled width as the principal control on mineralization in this area appears to be EW structures. The tunnels are offset in a north-south direction by about 28 meters, effectively providing about 65 meters of sample distance averaging a little more than 2 g/t Au.

In the central portion of the target area, the 210-meter long, north-trending Los Sapos crosscut provided the longest continuous crosscut sampled. From 0 to 24 meters, a zone of sericitized, stockwork veined porphyry returned an average grade of 1.02 g/t Au (true width approximately 19 meters). This was followed by 27 meters of weakly mineralized gneiss and from 51 to 102 meters, 51 meters of sericitized porphyry and migmatitic gneiss returned 0.52 g/t Au (true width approximately 42 meters). Another zone of weakly mineralized gneiss followed and then from 123 to 138 meters, a 15-meter wide silicified fault zone contained 1.28 g/t Au. The contacts between porphyry and gneiss lenses were bounded by N60E, subvertical faults.

Further to the northeast, the Esperanza adit, a north-northeast trending crosscut, averaged 2.54 g/t Au over its 36 meter length in strongly sericitized and moderately silicified porphyry. The true width of the mineralization sampled in the Esperanza adit is estimated to be on the order of 25-30 meters, remaining open to the north.

Above the Esperanza adit and roughly 15 meters to the north, an outcropping, north-south trending cliff face of argillized and sericitized porphyry with NE and NW trending stockwork quartz veinlets was channel sampled which averaged 1.11 g/ t Au over 33 meters, including 6 meters of 3.77 g/t Au from 0 to 6 meters. The true width of the mineralization in the cliff sampling is estimated to be 28 meters, remaining open to the north.

The results of the initial sampling appear to indicate that bulk tonnage grade gold mineralization is present in zones of sheeted, anastamosing quartz-pyrite veins and sericitized, silicified and/or stockwork veined porphyry separated by more weakly mineralized sections of gneiss. The mineralized structures are dominantly N60E to E-W striking high angle fault/vein zones although N30W to N45W, steeply NE-dipping structures are also present. The observed style of mineralization at La Bodega is similar to that described in technical reports on the adjacent Angostura deposit of Greystar Resources.

Mineralization

Gold-silver mineralization on the La Bodega property occurs in a series of sheeted, northeast and east-west striking, steeply north-dipping fault zones containing discrete and anastamosing vein structures, often in parallel, sheeted form separated by pervasively phyllic and argillic altered intrusive rocks and gneiss. Wallrock silicification and/or stockwork veining commonly envelope the vein structures. The intervening distance observed between vein structures ranges from less than one meter to thirty meters. Based on observed surface and underground exposures of the alteration and the distribution of historic workings, an immediate drill target appears to be present extending southwest from the Greystar property line for about 750 meters along strike and 250 meters wide.

Drilling

No drilling is known to have been conducted on the property.

Sampling and Analysis

203 rock samples were acquired during the due diligence sampling program in December, 2005. The sampling was supervised by Consulting Geologist Jon Lehmann, a Qualified Person. Both continuous channel samples from surface outcrops and underground workings as well as surface grab samples were taken.

The majority of the samples consisted of 3-meter long, continuous channel samples taken from the walls in those sections of accessible underground workings that crosscut the N50 to 80E principal vein trend. According to Mr. Lehmann, the walls of the tunnels were initially cleaned to remove surficial contamination and to provide freshly exposed rock for sampling. Plastic sheeting was then placed on the floor to catch the rock chips and continuous channels were cut with hammers and chisels to obtain a representative sample of the material in the interval. The author observed examples of the recently cut channels and the samples appear to have been taken in accordance with industry standards.

Rock samples were put into 10 x 17 inch olefin sample bags and placed into polypropylene rice bags sealed with plastic pull lock ties at the end of each day. The rice bags were marked with the contained sample numbers and securely stored at the end of each day inside a house in California where Mr. Lehmann and the sampling crew were staying. At the end of the sampling program, a total of 203 bagged and sealed samples were delivered to the DHL office in Bucaramanga and air-freighted directly to ACME Analytical Laboratories Ltd. (ACME) in Vancouver for sample preparation and analyses.

ACME Analytical Laboratories is certified with the ISO 9001:2000 and ISO 17025:1999 International quality control standards and conducts quality control sample analysis including blanks, control and duplicates with each sample submission analyzed.

ACME inserted blank samples into the sample sequence every 35 samples and performed a duplicate re-assay every 30th sample as part of their internal quality control and assurance program. The re-assayed samples were within 10% of the original value which is within acceptable standards.

Security of Samples

The author of the La Bodega Report conducted a site visit to the property on December 20, 2005 near the end of Augusta Capital’s due diligence sampling program. The geologic features that had been mapped were verified and the sampling procedures, representative samples, sample sites and sample storage security and shipment procedures were reviewed in detail. Tampering with the samples would have required a determined effort and the author saw no indication of such. The entire sample shipment was under the author’s control until delivered to the DHL courier in Bucaramanga for shipment to the laboratory in Canada. Separate, duplicate continuous channel samples were not taken by the author at the time of the site visit. The author observed the sampling procedure and considers the sampling methods employed under the direction of a qualified person, security procedures, analytical methods and laboratory checks to provide reliable results.

Mineral Resources and Mineral Reserves

The property has no historic or currently identified mineral resources or mineral reserves.

Exploration and Development

An aggressive exploration program has been recommended for the La Bodega project property to evaluate the apparent potential for precious metal deposits.

The property should be geologically mapped on surface and in underground workings at an appropriate scale with an updated air photo topographic base map. Detailed sampling should be initiated on identified target areas to more accurately determine drill sites. Grid soil sampling should be a useful tool as the soil and vegetative cover on the property appear to mask underlying altered rock. Ground magnetic and electromagnetic surveys should assist in defining structural features. Accurate surveying of underground workings, geochemical/geophysical grids and other important features will assist in providing an accurate basis for ongoing work.

A Phase I exploration program is recommended emphasizing geologic mapping, geochemical sampling and geophysics to evaluate potential drill targets and develop areas for more detailed follow-up work. Considering the company is initiating operations in the country, basic infrastructure requirements will also need to be met during Phase I. An expenditure of US $ 709,500 is estimated to be sufficient for establishing the necessary infrastructure, security arrangements and completing the first exploration phase.

Depending on the results of Phase I, a Phase II program involving initial drill testing of defined targets and further refinement of targets is recommended. An expenditure of US $1,457,500 is estimated to be sufficient for Phase II.

The approximate costs of the recommended work programs are summarized in the following tables:

Recommended Phase I La Bodega Project Exploration Program

Item	Cost (US$)
Detailed underground mapping and sampling	$ 60,000
Property wide geologic mapping and sampling	75,000
Soil sampling	45,000
Assays (2,000 samples @$30)	60,000
Sample prep and transport	15,000
Geophysical surveys	50,000
Air Photo topo base map	20,000
Surveying	15,000
Field labour	10,000

Item	Cost (US$)
Technical salaries	60,000
Outside Consultants (geophysicist)	15,000
Travel and transport	20,000
Vehicles, equipment, supplies, maintenance	20,000
Environmental studies and permitting	10,000
Security and Social	60,000
Camp Construction	50,000
Administrative salaries	35,000
Bucaramanga office	25,000
Sub Total	645,000
10% contingency	64,500
Total	$709,500

Phase II La Bodega Project Exploration Program

Item	Cost (US$)
Follow-up mapping and sampling	$ 30,000
Camp additions, core storage, saws	20,000
Core drilling (6,000m @$120/m)	720,000
Assays (5,000 samples @$30)	150,000
Sample prep and transport	60,000
Surveying	10,000
Vehicles, equipment, supplies, maintenance	50,000
Security and Social	70,000
Travel and transport	20,000
Outside Consultants	20,000
Field labour	45,000
Technical salaries	70,000
Administrative salaries	40,000
Bucaramanga office	20,000
10% contingency	132,500
Total	$1,457,500

Since the Acquisition of the La Bodega Property by Wildcat

In June 2006, Ventana started a Phase I sampling program on the La Bodega Property which focused on systematically channel sampling and mapping of numerous underground workings on the property in an effort to define gold grade distribution lithologic and structural controls on mineralization. Ventana also performed channel sampling and sampling on outcrops and road-cut exposures. In addition, a mobile metal ion (“MMI”)1 soil sampling survey was completed in June 2006 over the entire La Bodega Property with sample points every 50 meters along lines spaced 100

_________________________________
1 The MMI soil survey technique was developed in Australia about 10 years ago and has proven to be a valuable aid in detecting buried ore bodies. Only those loosely bound metal ions that have migrated up through the soil from depth are removed with a partial extractive leach that is then analyzed for gold, silver and multi-element suite using an ultra trace-element ICP-Mass Spectrometer necessary to detect the relatively low concentrations of these mobile ions. The technique’s effectiveness has been documented in over 1,000 case histories on six continents.

meters apart. The resultant anomalous area enclosed by the 13 ppb (100 times background) or higher gold contour is a 450 to 1,000 meter wide contiguous anomaly that extends in a southwest direction form the property line shared with Greystar Resources Ltd. for 1.2 kilometers. In addition, seven multi-point anomalies up to 650 meters long by 200 meters wide are present that contain greater than 130 ppb gold values.

MMI soil survey results at the La Bodega Property have significantly expanded the overall potential target size from the initial target area of 750 by 250 meters and provided specific areas for follow-up work.

In August 2006, Ventana received rock sample assay results from the La Bodega Property. The assays received represent continuous rock channel samples ranging in length from 1.0 to 6.5 metres. The gold values reported range from 0.012 g/t Au to 97.79 g/t Au and silver values range from 0.110 g/t Ag to >100.00 g/t Ag.

Most of the underground workings on the property are tunnels that follow the predominantly N70E striking, steeply NW dipping parallel vein structures. In these tunnels, 1.0 to 1.5 metre channel samples were taken across the vein structure every five metres in an effort to define the location of higher grade shoots that may reflect important structural intersections within the target area.

In addition to the sample results from continuous channel samples that cut across the strike of the veins, the following refers to sampling that was done along the strike of the veins:

In the NE portion of the target area, the operating La Bodega mine consists of tunnels developed on four main levels over a strike length of 220 metres. Initial sample results returned an average vein gold grade of 5.26 g/t Au. A high-grade shoot was identified that averages 13.42 g/t Au over an average 17 metre strike length. The shoot appears to be consistently mineralized throughout the roughly 50 metre vertical distance sampled and plunges steeply to the southwest. Another, parallel-trending vein set located 60 metres northwest of the La Bodega mine was sampled in two, short tunnels where the veins averaged 4.12 g/t Au and 3.12 g/t Au over 16 and 17 metre sample lengths respectively. Another potential high grade shoot was discovered in outcropping vein 55 metres along strike to the southwest of these two tunnels that returned 28.54 g/t Au over the 2.4 metre exposed width. In the SW portion of the target area, the historic La Mascota mine area contains a number of workings that mined E-W striking steeply north-dipping veins over a minimum 215 metre strike length. The most extensive workings are concentrated along a 100-metre strike length portion in which the average of 60 vein samples was 7.86 g/t Au. A high-grade shoot was also identified which averaged 18.20 g/t Au over a 14 metre strike length.

Ventana commenced a 6,000 meter drilling program on the La Bodega Property in September 2006, and expects to receive certain drill results by the end of 2006.

The California-Vetas Property

The following disclosure has been excerpted and summarized from the California-Vetas Report. A copy of the California-Vetas Report is available on the SEDAR website at www.sedar.com.

Property Description and Location

The California-Vetas Property is located in northeastern Colombia near the border with Venezuela approximately 400 kilometres north of the capital city of Bogota and 40 kilometres northeast of the city of Bucaramanga, the capital of the Departamento (province) of Santander. The property is located at 7° 23’ North Latitude and 72° 53’ West Longitude. It lies within the historic California-

Vetas mining district, situated in the Santander Massif portion of the Eastern Cordillera of the Andes Mountains. It covers a large area between the mining towns of California and Vetas, 9 km apart, flanking the Rio Vetas valley.

The California-Vetas Property consists of approximately 3,696.4 hectares covered by exploration concession #327-68 (3,596.9 hectares) and exploitation concession 328-68 (99. 5 hectares in four sectors). The property boundaries have been surveyed on exploitation concession No. 328-68 but not on the exploration concession No. 327-68.

The larger concession, No.327-68, is a single, roughly rectangular block that essentially covers the entire region from the town of California within the far northwest portion of the concession to the town of Vetas, just outside the southwest corner. Some small, third-party concessions are present internal to the concession just south of California. The smaller concession, No. 328-68, is comprised of four, separate fractions. Two of these adjoin the larger concession at the northeast corner and two are situated several kilometres to the north, internal to ground controlled by Greystar Resources Ltd. and situated roughly one kilometre to the east of the Angostura deposit resource area.

Mineral rights in Colombia are reserved to the federal government and governed by the Colombian Mining Code. The Colombian Mining Code has been changed and amended on several occasions. The oldest version relevant to the California-Vetas property is Decree 2685 in 1988, which in turn was amended by Law 685 in 2001. The mining law is administered by the Ministry of Mines and Energy which has relegated the administrative duties to INGEOMINAS (the Colombian Geological Survey).

The titles were originally granted in 1998 under the 1988 mining law in effect at that time and application to convert the titles under the regimen of the new, 2001 mining code has been made which when completed will convert the titles to 30-year concession contracts renewable for an additional 20 year term.

Augusta Capital Corp. and Mr. Jon Lehmann entered into a letter of intent dated August 26, 2005, which grants Augusta Capital an exclusive option to purchase a 100% working interest in the property with no retained royalties. The agreement includes required exploration expenditures of US$100,000 in year one and US$150,000 in year two. The government of Colombia requires the payment of a 4% royalty, based on 80% of the closing price on the London Metal Market.

There are no known environmental liabilities associated with the property.

Exploration activities that involve disturbing the soil (roads, drill pads, camps, etc.) will require an environmental management plan and approval from the regional lead permitting agency, the CDMB (Corporacion autonoma regional para la Defensa de la Meseta de Bucaramanga).

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the California-Vetas property from Bucaramanga is via 55 kilometres of unpaved road to the town of California or by 85 kilometres of paved highway to Berlin and thence 16 kilometres of dirt road to the town of Vetas. A 16 kilometre dirt road following the Rio Vetas valley connects the towns of California and Vetas. There are a few, short dead-end roads of dubious quality for local access. The most extensive transportation net consists of foot and horse trails.

The California-Vetas project area has moderately developed infrastructure and a local work force familiar with mining operations. The town of California, at 2,000 meters elevation, has a population of 400-450 with about 2,000 people living in the municipality. Vetas, at an elevation of 3,200 meters, is somewhat larger with a population of 500-600 and more than 2,000 people living in the municipality. The area is served by the national electrical power grid which is reported to be fairly reliable. Land telephone lines are restricted to the towns of California and Vetas and cellular reception is available only on some of the higher ridges. Other than locally available basic supplies virtually all provisions and equipment must be obtained in Bucaramanga. Water for drilling is readily available from year round flowing creeks.

The climate of the California-Vetas Project area is cool to cold and humid. The average annual temperature ranges from 4 - 10° C, varying with elevation and weather. Two rainy seasons generally occur in October-November and April-May. Snow is infrequent but occasionally occurs at higher elevations. Average annual precipitation is about 750 mm. Exploration work can be conducted year-round.

The property is located in steep, mountainous and relatively rugged terrain at elevations ranging from 2,000 to 4,200 meters above sea level. The slopes are generally greater than 30° and in some areas are vertical cliffs. Valley floors are virtually non-existent with slopes extending to the banks of quebradas.

The area has long been deforested, and the slopes are covered with scrub brush and grasses. The indigenous tree species were robles (oaks) and along the streams some relict oaks are found. Reforestation programs have introduced several varieties of pine. Potatoes and onions are staple crops in the area, but considering the cold climate a surprising amount of fruit is also produced, generally blackberries, tree tomatos, curuba and lulo. The principal economic activity in the area is the small-scale exploitation of gold and silver.

History

The California-Vetas District was reportedly discovered in 1549 during a Spanish military action though it had already been the site of mining by the indigenous Sura people in Pre-Colombian times. Spanish colonials engaged in two open-pit operations in the district near California, San Antonio in the La Baja portion and at La Perezosa in the La Alta portion. Production continued on a small scale through the next two and a half centuries. In 1820, the Colombian Mining Association, an English company directed by Robert Stephenson, the son of the inventor of the locomotive, opened the Pie de Gallo mine in that part of the district known as La Baja. The Francia Gold and Silver Company Ltd., was organized in London in 1906 and invested a million dollars in developing mines and building a mill and reduction plant at La Tronadora just outside the town of California. In 1947, the Anaconda Copper Mining Company took an option on a property that encompassed the La Baja and La Alta areas and conducted gold exploration via tunnelling and limited core drilling. Core recoveries were reportedly so poor that insufficient information was available to justify an onerous option payment and Anaconda released the property. In 1967, The Nippon Mining Company explored the La Baja area for copper and reportedly drilled out a small resource of 140,400 tons of 1.24% copper in the San Antonio open pit area (Mendoza and Jaramillo, 1979). The author was unable to independently verify this reported resource that was calculated prior to the implementation of NI-43-101. As a consequence, this resource figure cannot be relied upon, it is included for historic informational purposes only.] The Vetas area was originally worked by indigenous Sura indians including a small open pit mine at Pozo del Rey. In 1918, the Moreno family discovered what would eventually become the largest producing mine in the district, the El Volcan mine.

In 1969, the Colombian Geological Survey (INGEOMINAS), in collaboration with the U.S.G.S, performed a regional mineral inventory which included underground mapping and sampling of over 550 tunnels and prospects throughout the district. The U.S.G.S. followed up in 1977 with a preliminary geologic and geochemical survey of the district, producing the first geologic map of the area and analyzing rock, stream sediment and pan concentrate samples. INGEOMINAS produced a further study in 1978 directed toward evaluating the copper porphyry potential in the California area. Dr. Richard Sillitoe reviewed the district in 1978 on behalf of the United Nations copper exploration program in Colombia at the time. Dr. Sillitoe reported that the district presented only the uppermost portions of copper porphyry systems and that the expense of deep drilling was not justified. He also observed that significant bulk-tonnage gold potential was apparent and should be further evaluated.

Consolidated Pine Channel Resources acquired an option in 1994 on licences in what is termed the “La Alta” or “Angostura” area. They subsequently dealt the options to Churchill Resources, who entered a joint venture with Greystar Resources and were eventually merged into Greystar. Greystar has been exploring their property since 1995 and recently in September, 2005 reported an Indicated Resource of 148,143,000 tonnes of material grading 1.22 g/t Au (5.833 mm oz.) and Inferred Resources of 123,324,000 tonnes grading 1.13 g/t Au (4.471 mm oz.). The author has been unable to independently verify the information contained in the above mentioned sources regarding the Angostura property of Greystar Resources Ltd. and the information contained in them is not necessarily indicative of the mineralization on the California-Vetas property, however the information was prepared by Qualified Persons and the author assumes that the information is reliable.

In 1997, Minera Providencia Inc., a subsidiary of Minera Andes, Inc., acquired the California-Vetas property by submitting an application shortly after a government mineral reserve covering the area was lifted. Minera Providencia conducted initial first pass reconnaissance rock sampling on the more easily accessible portions of the property. With the fallout from the Bre-X scandal and declining metal prices at that time, Minera Providencia was unable to acquire sufficient financing to advance the property.

No substantive exploration has been conducted on behalf of Augusta Capital.

Geological Setting

The California-Vetas property is situated in the Santander Massif of the Eastern Cordillera of the Andes Mountains. Basement lithologies include the Precambrian Bucaramanga Formation comprised of gneisses, schists, quartzites and migmatites of amphibolite metamorphic grade. Jurassic/Triassic stocks of the Santander Plutonic Group intrude the basement rocks and are generally of intermediate composition although granitic alaskites comprise a significant portion within the district. Both the Precambrian and Jurassic units have been intruded by stocks and dikes of quartz monzonitic to dacitic composition porphyry bodies which may be as young as Tertiary in age. Mineralization and widespread alteration in the district is related to the porphyries. Regional faulting parallels the topographic fabric with the NW-trending Bucaramanga-Santa Marta fault and the NE-trending Rio Cucutilla fault zone defining the principal structural trends.

On the property intrusive stocks, cupolas and dikes of intermediate to granitic composition intrude the older basement rocks of felsic and basic gneisses, schists and locally, migmatites. Cretaceous marine sediments unconformably overlie the older rocks to the west of the district near the northwest corner of the property.

The fracture systems controlling alteration and mineralization appear to be related to the regional scale N-NE-trending Rio Cucutilla fault system which is postulated to pass through the center of the property. Faulting in the area has had a long and complex history and is poorly understood.

The property is part of the California-Vetas mining district of porphyry-related, high sulfidation epithermal gold-silver occurrences. The occurrences, small mines and prospects in the district are concentrated along drainage courses in the vicinity of the mining towns of California and Vetas. The northeast striking Rio La Baja fault zone appears to be a principal structural control on mineralization in the California area and the northwest striking Rio Vetas fault zone appears to be the principal structural control on mineralization in the Vetas area. Multiple porphyry intrusions and related alteration are spread throughout the district. The occurrences are reportedly characterized by the association of gold with silver, copper, arsenic, molybdenum and tellurium.

Sheeted, steeply dipping sheeted quartz-pyrite veins, anastamosing vein zones and hydrothermal breccias hosted in pervasively sericitized and argillized intrusive and gneiss are the dominant feature of mineralization in the district. Silicification, preferentially hosted in the intrusive rocks, is present as envelopes of varying thickness around mineralized faults and vein zones.

Exploration Information

Augusta Capital has not conducted any substantive exploration on the property.

Mineralization

Gold-silver mineralization on the California-Vetas property occurs as northeast and east-west striking, vertical to steeply north-dipping discrete and anastamosing quartz veins with alteration envelopes of up to several meters in width consisting of pervasively phyllic and argillic altered intrusive rocks and gneiss. Variable degrees and thicknesses of silicification and/or stockwork veining envelope the vein structures. In the adjacent El Volcan mine, outside the property boundary, the rock between the veins is extensively silicified.

Drilling

No drilling is known to have been conducted on the property.

Mineral Resources and Mineral Reserves

The property has no historic or currently identified mineral resources or mineral reserves.

Exploration and Development

Further exploration has been recommended for the California-Vetas project property to evaluate the apparent potential for precious metal deposits.

A two-phase exploration program is recommended with the decision to proceed with the second phase dependent on results from Phase I.

An initial Phase I program including stream sediment sampling and ridge-andspur soil sampling is recommended as a geochemical means to rapidly evaluate a large property, confirm previous findings and define anomalous areas for more detailed follow-up. Reconnaissance geologic mapping can be conducted concurrently with the geochemical surveys. An aerial geophysical survey of the property, including coverage over the Angostura deposit for comparative purposes is recommended.

The exploration program shall include all sections of the property including the two small sectors of concession 328-68 that are internal to the property held by Greystar Resources. These parcels are situated approximately one kilometre to the east of the currently defined resource area at the Angostura gold deposit and are potentially situated within the same mineralizing system.

If the results of the Phase I program are positive, a Phase II program should follow on the target areas developed with detailed geologic mapping and sampling, grid soil sampling, trenching and ground geophysics to define drill targets.

The estimated cost of the recommended work program is summarized in the following tables:

Estimated Cost: Phase I Exploration Program

Item	Cost (US$)
Stream sediment sampling	$ 50,000
Ridge and spur soil/rock sampling	70,000
Reconnaissance geologic mapping	40,000
Helicopter geophysical survey	100,000
Travel, lodging and transport	10,000
Drafting/plotting	5,000
Assays (1,000 samples @$30)	30,000
Sample prep and transport	10,000
10% contingency	31,500
Total	$346,500

Estimated Cost: Phase II Exploration Program

Item	Cost (US$)
Detailed geologic mapping	$100,000
Gridsoil sampling, surveying	70,000
Ground geophysics	90,000
Trenching/roads	60,000
Travel, lodging and transport	40,000
Drafting/plotting	10,000
Assays (2,000 samples @$30)	60,000
Sample prep and transport	20,000
10% contingency	45,000
Total	$495,000

Since the Acquisition of the California-Vetas Property by Wildcat

Other than a surface tax payment of $47,000 and access road work of $29,000, no work has been done on the California-Vetas property. The Company plans to commence a two phase exploration program in early 2007. The phase one program will include stream sediment sampling, ridge and spur soil/rock sampling, reconnaissance geologic mapping, and an aerial geophysical survey.

Item 5.      Operating and Financial Review and Prospects.

Overview

At the date of this Registration Statement, the Company is engaged in the exploration of mineral properties located in the Patagonia Mountains, Arizona, and Colombia, South America. The Company has not at the time of this filing been able to identify a Proven Mineral Reserve on any of its properties, and the ability of the Company to realize the costs it has incurred to date on these properties is dependent upon the Company being able to identify a Proven Mineral Reserve, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the property, or being able to realize the costs incurred on a subsequent disposal of the property.

The following discussion and analysis of the financial condition and operating results of the Company for three years ended June 30, 2006, 2005 and 2004 should be read in conjunction with the Consolidated Financial Statements and related notes to the financial statements which have been prepared in accordance with Canadian GAAP. The discussion and analysis set forth below covers the results measured under Canadian GAAP. Material differences between the application of Canadian GAAP and U.S. GAAP to the Company’s financial statements exist as described in Note 12 to the Consolidated Financial Statements as at June 30, 2006.

A.      Operating Results.

Critical Accounting Policies

The Company’s Consolidated Financial Statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception, and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. The Company has financed its capital requirements by issuing common stock, notes payable and other equity securities.

The Company follows the practice of capitalizing all costs related to acquisition, exploration and development of mineral properties and mineral property projects until such time as mineral properties are put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized on a unit-of-production basis. If the mineral properties or projects are abandoned, the related capitalized costs are written-off. On an ongoing basis, the Company evaluates each property and project on results to date to determine the nature of exploration, other assessment and development work that is warranted in the future. If there is little prospect of future work on a property or project being carried out within a three year period from completion of previous activities, the deferred costs related to that property or project are written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required. The amounts shown for mineral properties and for mineral property evaluation costs represent costs incurred to date less write-downs, and are not intended to reflect present or future values.

The Company’s functional and reporting currency is the Canadian dollar. Translations undertaken in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the time the transaction occurred. Monetary assets and liabilities denominated in foreign currencies are translated into equivalent Canadian dollars at the exchange rates in effect at the balance sheet date with any resulting gain or loss being recognized in the consolidated statement of operation. The effect of fluctuations in exchange rates between the dates of transactions and of settlements are reflected in the statement of operation and deficit.

The preparation of financial statements in conformity with Canadian GAAP requires management to make additional estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates and measurement uncertainty include assessment of valuation impairment of the mineral properties and mineral property evaluation costs, the determination of the discount rate used in the calculation of the fair value of the Note Payable, the allocation of the fair value of the Special Warrants to mineral properties acquired and the determination of the fair value of the Special Warrants issued as part of the acquisition of the mineral properties which includes the assumption that the Special Warrants are converted after the completion of the Spin-Off Arrangement. Actual results could differ from those estimates.

Comparison of the year ending June 30, 2006 and 2005:

Canadian GAAP

	Year Ended June 30
	2006	2005	Change
Amortization	$1,670	$-	$1,670
Filing and Regulatory	39,513	13,230	26,283
Foreign exchange gain	(37,349)	-	(37,349)
Interest and bank charges	116,718	195	116,523
Management fees	7,500	30,000	(22,500)
Office and administrative	24,441	6,701	17,740
Professional	368,899	26,688	342,211
Salaries and benefits	13,594	-	13,594
Stock based compensation	111,004	-	111,004
Travel	7,593	-	7,593
Write-down of resource properties	133,317	-	133,317
Operating loss for the year	786,900	76,814	710,086
Interest income	(75,345)	-	(75,345)
Net loss for the year	$711,555	$76,814	$634,741
Share issue costs	$139,298	$-	$139,298

Net Loss for the year ending June 30, 2006 was $711,555. This was $634,741 higher than the loss for the year ending June 30, 2005, as the company was relatively inactive for the 2005 period. During the third and fourth quarters of 2006 management was very active in acquiring exploration properties in both Arizona, US and Colombia as well as other corporate development work. The costs incurred for 2006 reflect this greater level of activity. In addition, three of the largest non-activity based expense increases were $111,004 in stock based compensation, $133,317 in property write-down, related to the Royal Attwood mineral property and the write-off of the investment in the oil and gas property, and $116,523 related to the increase in interest expense due to the debt assumed as part of the Arizona Minerals common share purchase. The share based compensation expense is the result of 50,000 stock options which vested immediately being issued in May 2006 to two Directors.

Under US GAAP the operating loss for the period ending June 30, 2006 would increase by $423,900 to $1,135,459 as a result of the US GAAP requirement to expense exploration expenditures compared to $39,391 in mineral property expenditures that would be expensed during the period ending June 30, 2005. As the exploration expenditures would be written off under US GAAP, the write-down of resource properties would similarly be reduced. These adjustments would result under US GAAP in a net loss for the period ended June 30, 2006 of $1,077,148 and for June 30, 2005 $116,205.

Foreign Currency Fluctuations

The functional and reporting currency of the Company is the Canadian dollar. Translations undertaken in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the time the transaction occurred. Monetary assets and liabilities denominated in foreign currencies are translated into equivalent Canadian dollars at the exchange rates in effect at the balance sheet date with any resulting gain or loss being recognized in the consolidated statement of operation. The effect of fluctuations in exchange rates between the dates of transactions and of settlements are reflected in the statement of loss and deficit.

The consolidated financial statements of Arizona Minerals Inc. and Ventana are translated into Canadian dollars using the temporal method for integrated operations, as follows:

  monetary assets and liabilities using the exchange rate in effect at the balance sheet date;
  non-monetary assets and liabilities should be translated at historical exchange rates, unless the item is carried at fair market value, in which case the item will be translated at the exchange rate in effect at the balance sheet date;
  revenue and expense items at approximate exchange rates prevailing at the time the transaction occurred;
  depreciation or amortization of assets translated at historical exchange rates should be translated at the same exchange rates as the assets to which they relate;
  translation gains and losses on monetary items or non-monetary items carried at market are included in the current periods statement of operations.

The Company does not have a policy to hedge its notes and payables in US$ and currently none of the notes or payables are hedged.

B.      Liquidity and Capital Resources.

Liquidity

The Company’s mineral exploration and development activities have provided the Company with no sources of income and a history of losses, working capital deficiencies and an accumulated deficit. However, given the nature of its business, the results of operations as reflected in the net losses and losses per share do not provide meaningful interpretation of the Company’s valuation.

The Company’s working capital deficiency as at June 30, 2006 was $1,646,513 compared with a working capital deficiency of $79,020 at June 30, 2005, an increase of $1,567,493. Although we raised over $11,600,000 in equity during the year this decrease in working capital occurred after the Company had used its cash resources to invest in three mineral properties in the USA and Columbia costing $5,099,005, spent $439,059 on property exploration during the year and increased its current liabilities by over $7,400,000 for acquisition liabilities and property and exploration expenditures.

The Company’s cash position as at June 30, 2006 was $5,780,291 compared to $86 as of June 30, 2005.

The Company has $7,475,570 of current liabilities, an increase of $7,375,992 from the prior year. The increase relates primarily to the current portion of the Notes Payable ($4,985,863) to be repaid by March 2, 2007 related to the Hardshell Property acquisition.

The Company has $12,940,000 due in Future Income Tax Liability as of June 30, 2006. This amount reflects the “tax gross-up” required to be recorded on acquisition and represents the difference between the allocated accounting fair value and the tax bases of the assets acquired.

The current obligations of the Company are expected to be funded through existing cash and additional financing including the issuance of additional equity .

Capital Resources

The Company’s primary capital assets are mineral properties, which are discussed in detail in the section, Overview of the Properties. The Company has entered into several agreements, which provide for further expenditures, option payments and exploration expenses to be incurred, Some of these commitments relate to option agreements and the Company is not committed to completing these expenditures.

We will require additional capital to fund our business plans. We have no revenues from operations and do not expect to generate any revenues from operations in the foreseeable future.

We anticipate that we will require capital over the next 12 months for the following:

  option payments to maintain our La Bodega Property option in good standing of approximately $450,000 on February 8, 2007;
  exploration, development and feasibility expenditures to further our La Bodega Property of approximately $1,000,000 during fiscal 2007;
  payment of the Note payable to maintain our Hardshell Property in good standing of US $5,000,000 on March 2, 2007 and approximately $1,900,000 exploration and development expenditures during fiscal 2007;
  payments and exploration expenditures to maintain our California-Vetas Property in good standing of approximately $525,000 during fiscal 2007;
  general and administrative expenses of approximately $550,000 during the fiscal year ending June 30, 2007.

We anticipate that it will require additional capital of approximately $10.2 million for fiscal 2007 to fund our business activities as noted above.

During the year we raised the following private placement equity funding:

On December 8, 2005, the Company closed a non-brokered private placement for 13,500,000 units at a price of $0.06 per unit, each of which is comprised of one common share and one common share purchase warrant entitling the holder to purchase one additional common share at a price of $0.10, expiring December 8, 2006. Total proceeds received amount to $810,000.

On January 19, 2006, the Company closed a non-brokered private placement for 1,200,000 units at $0.28 per unit, each of which is comprised of one common share and one half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one additional common share at a price of $0.50, until February 9, 2007. Total proceeds received amount to $336,000.

On May 17, 2006, the Company closed a non-brokered private placement for 500,000 units at a price of $0.55 per unit, each of which is comprised of one common share and one half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one additional common share at a price of $1.00, until May 17, 2007. Total proceeds received amount to $275,000.

Also, on May 17, 2006, the Company closed a non-brokered private placement for 5,052,500 units at a price of $2.05 per unit, each of which is comprised of one common share and one half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one additional common share at a price of $3.00, until May 17, 2007. Total proceeds received amount to $10,357,625.

The Company attributed $2,741,549 to the warrants, based on the relative fair value of the shares, to warrant capital as a result of the above private placements

The Company historically has relied upon equity subscriptions to satisfy its capital requirements. The Company will continue to depend upon equity capital to finance its activities. There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors. Management continues with its efforts to secure additional financing arrangements for the Company and the support of its creditors.

C.      Research and Development, Patents and Licenses, etc.

As an exploration stage natural resource company, the Company does not normally engage in research and development activities, and as such there were no research and development expenditures made in the last three fiscal years.

D.      Trend Information.

The Company is an exploration stage natural resource company engaged in the process of exploring and evaluating its mineral properties and projects and has not yet determined whether its properties and projects contain ore reserves that are economically recoverable. Consequently, there is no production, sales, or inventory in the conventional sense. The Company’s financial success will be dependent upon the extent to which it can discover mineralization and the economic viability of developing such properties. Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. The sales value of any mineralization discovered by the Company is largely dependent upon factors beyond the Company’s control such as the market value of the commodities produced.

The Company believes that there is a long term and upward market trend, subject to economic cycles, in both the market prices of commodities and the demand for such commodities. The Company considered this information and formed this belief prior to the acquisition of its properties in the United States. The exploration and development of these properties is anticipated to be economically positive based upon these trends and the historical exploration results. However until any mineral reserves are certified proven and probable, investors should not rely upon this information.

The Company expects to raise additional capital through equity issuances to fund the option payments and purchase instalments on its existing mineral properties through the strength of the anticipated exploration and development results. Should it transpire that the Company cannot raise the required capital we will need to dispose or abandon one or more of the properties.

At this time, the Company is not aware of any trends, uncertainties, other than those associated with the normal market environment in which the Company operates, demands, commitments or events which are reasonably likely to have a material effect upon the Company’s liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.      Off balance sheet arrangements

The Company has no off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.      Tabular disclosure of contractual obligations

The following table lists as of June 30, 2006 information with respect to the Company’s known contractual obligations.

	Payments due by period
		Less than 1	1- 3	3 – 5	More than 5
Contractual Obligations	Total	year	years	years	years
Note Payable (1)	$5,581,023	$5,581,023	$-	$-	$-
Other current liabilities(2)	2,489,707	2,489,707
Other Long-Term Liabilities Reflected	12,940,000	-	-	-	12,940,000
on the Company's Balance Sheet(3)
Total	$21,010,730	$8,070,730	$-	$-	$12,940,000

(1)	Represents $5,581,023 in notes payable to Diamond Hill for the purchase of 80% of the common shares in Arizona Mineral which owns the Hardshell silver property.
(2)	Relates primarily to current amounts owing for the property purchases.
(3)

$12,940,000 in future income tax liability related to the acquisition of the Arizona Mineral shares. The amount relates to the difference between the allocated accounting fair value and the tax bases of the acquired assets.

While not contractually obligated the Company intends to make option payments of US$6,700,000 over a four year period to complete the acquisition of the La Bodega Property as well as US$250,000 in exploration work commitments as part of the acquisition of the California-Vetas Property.

The following table lists as of June 30, 2006 Pro-forma information with respect to the Company's known contractual obligations after giving effect to the Spin-Off Arrangement.

	Payments due by period
	Total	Less than 1	1-3	3 – 5	More than 5
Contractual Obligations		year	years	years	years
Note Payable (1)	$5,581,023	$5,581,023	$-	$-	$-
Other current liabilities(2)	666,381	666,381
Other Long-Term Liabilities Reflected	11,850,000	-	-	-	11,850,000
on the Company's Balance Sheet(3)
Total	$18,097,404	$6,247,404	$-	$-	$11,850,000

(1)	Represents $5,581,023 note payable to Diamond Hill for the purchase of 80% of the common shares in Arizona Mineral which owns the Hardshell silver property.
(2)	Relates primarily to current amounts owing for the property purchases.
(3)

$11,850,000 in future income tax liability related to the acquisition of the Arizona Mineral shares. The amount relates to the difference between the allocated accounting fair value and the tax bases of the acquired assets.

G.      Safe harbour

See “Note Regarding Forward-Looking Statements.”

Item 6.      Directors, Senior Management and Employees.

A.      Directors and Senior Management.

The following table lists as of November 20, 2006 the names of the directors and senior management of the Company. The directors and senior management have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting of shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Company’s Articles.

Name and Municipality of residence	Position Held	Principal Occupation During the Past Five Years	Number and Percentage of Voting Shares (Common Shares) Beneficially Owned
Donald B. Clark(1) Richmond, British Columbia, Canada	Director, Interim President since February 27, 2006 Chief Financial Officer from February 27, 2006 to September 1, 2006

Director of Augusta Resource Corporation and Sargold Resource Corporation; Chief Financial Officer of Augusta Resource Corporation from June 21, 2002 to August 31, 2006, Chief Financial Officer of Sargold Resource Corporation from April 28, 2003 to August 31, 2006, President and Director of Ventana Gold Corp. since March 2, 2006

2,600,000 (7.58%)
Michael Steeves(1) Reno, Nevada, USA	Director since May 5, 2006

Currently a Consultant to Base Metals Industry; Vice- President, Investor Relations, Glamis Gold Ltd. from June 2002 to August 2005; Director of Investor Relations, Coeur d’Alene Mining Corporation from Oct 1999 to June 2002; Director of Ventana Gold Corp.

60,000 (0.17%)
Robert P. Wares(1) Montreal, Quebec, Canada	Director since May 5, 2006

Chairman, Executive Vice President and Chief Operating Officer of Osisko Exploration Ltd. since 2006; President of Osisko Explorations Ltd. from September 1998 to early 2006; Director of Ventana Gold Corp. since May 5, 2006

Nil
R. Stuart Angus Vancouver, British Columbia, Canada	Director from May 5, 2006

Independent Consultant to the mining industry from December 2005 to present; Managing Director, Mergers and Acquisitions, Endeavour Financial Corporation from 2003 to December 2005; previously Partner at Fasken Martineau DuMoulin LLP

100,000 (0.29%)
Bruce B. Nicol Delta, British Columbia, Canada	Chief Financial Officer since September 1, 2006

Acting Chief Financial Officer of Placer Dome from February to May 2006; Vice President and Controller of Pacer Dome Inc. from 1996 to February 2006; Chief Financial Officer of Ventana Gold Corp. since September 1, 2006

Nil

(1)	Member of Wildcat’s Audit Committee. Wildcat does not have any other committees of its board of directors.

Biographical Information

In addition to the information provided in the table above, the following is a brief description of the employment background of the Company’s directors and senior management:

Donald B. Clark, Interim President and Director

Mr. Clark spent 28 years in the Canadian banking industry, engaged in all aspects of retail and commercial banking. His last position was with the Royal Bank of Canada as Manager of a commercial branch where he had full responsibility for development, marketing, growth, portfolio management of commercial loans and deposits, dealing with a wide range of industrial, commercial, natural resource and individual clientele between August 1981 to November 1984. He was also ultimately responsible for administration of the branch. Following this, Mr. Clark spent from December 1986 to December 1989 as Chief Executive Officer of H.E.R.O. Industries Ltd., a publicly traded manufacturing company. Prior to joining the Augusta Group of companies (Augusta Resource Corporation and Sargold Resource Corporation) in 1994, he spent five years as President and Chief Operating Officer of Conversion Industries Inc., a niche merchant banking operation engaged in investment in companies which they assisted to become publicly traded. Mr. Clark was engaged in the analysis, acquisition/investment and monitoring of these companies, as well as the day-to-day supervision of the merchant bank operation.

Bruce Nicol, Chief Financial Officer

Mr. Nicol is a Chartered Accountant with 15-years of professional experience in the international mining industry, having worked with Placer Dome as an officer and in senior financial roles prior to his appointment with Wildcat, Ventana, Sargold Resource Corporation and Augusta Resource Corporation. Mr. Nicol was appointed Acting Chief Financial Officer of Placer Dome in February 2006. Preceding this appointment, he served as Vice-President and Controller of Placer Dome since 1996. Mr. Nicol joined Placer Dome in 1991, as Manager of Corporate Accounting and was promoted to Controller of Placer Dome Canada Limited in 1994. Prior to his employment with Placer Dome, he had careers with PWA Corporation/Canadian Airlines as well as Price Waterhouse. Mr. Nicol obtained his Bachelor of Commerce degree from the University of British Columbia and is a member of the Canadian Institute of Chartered Accountants. In his role as Chief Financial Officer of Wildcat, Mr. Nicol is responsible for finance, corporate and operational accounting and treasury.

Michael A. Steeves, Director

Mr. Steeves has been involved in the mining industry for more than 30 years. He was Vice President of Investor Relations for Glamis Gold Ltd. in Reno, Nevada until August 2005. Prior to joining Glamis Gold in June 2002, he served as Director of Investor Relations for Coeur D’Alene Mines in Coeur D’Alene, Idaho (October 1999 to June 2002) and Homestake Mining in San Francisco, California (January 1996 to December 1999). Previously, Mr. Steeves worked as a mining analyst for a number of Canadian investment firms. He has a Bachelor of Science and a Master of Science degree in Geology from the University of Manitoba and is also a Chartered Financial Analyst.

Robert P. Wares, Director

Mr. Wares is a Professional Geologist and has been Chairman, Executive Vice President and Chief Operating Officer of Osisko Exploration Ltd. since early 2006. He was President of Osisko Exploration Ltd. from September 1998 to early 2006. Mr. Wares holds a Bachelors Degree (Honors) in Geology from McGill University, Montreal, and has 25 years of experience in mineral exploration and research.

R. Stuart Angus, Director

Mr. Angus was Managing Director – Mergers and Acquisitions with Endeavour Financial Ltd., which provides financial advisory services to the mining and minerals industries from 2003 to December 31, 2005. From December 31, 2005 to present, Mr. Angus is an independent consultant to the mining industry. Prior to joining Endeavour Financial in 2003, Mr. Angus was a senior partner in the law firm, Fasken Martineau DuMoulin LLP (February 2001 to October 2003), and head of its Global Mining Group. For over 25 years, he practiced as a lawyer focused on significant international exploration, development and mining ventures, and all aspects of their structuring and finance.

It is intended that Wildcat’s current executive officers and directors will continue to serve in the same capacity after completion of the Spin-Off Arrangement.

There are no family relationships among the members of the board of directors or the members of senior management of the Company. There are no arrangements or understanding with major shareholders, customers, suppliers or others, pursuant to which any member of the board of directors or member of senior management was selected.

B.      Compensation.

Summary of Compensation

During the fiscal year ended June 30, 2006, the Company had two Named Executive Officers, Malcolm Fraser and Donald B. Clark. Mr. Fraser was President and Chief Executive Officer to February 27, 2006 when Mr. Clark was appointed Interim President and Chief Financial Officer. Mr. Clark resigned as Chief Financial Officer of the Company on September 1, 2006, when Bruce Nicol was appointed Chief Financial Officer of the Company. During the fiscal years ended June 30, 2005 and June 30, 2004, Malcolm Fraser was President and Chief Executive Officer. “Named Executive Officer” means (a) the Chief Executive Officer, (b) the Chief Financial Officer or, if the Company does not have a Chief Financial Officer, an individual which acted in a similar capacity, (c) each of the Company’s three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000, and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an executive officer of the Company at the end of the most recently completed fiscal year-end.

No compensation was paid to any Named Executive Officers of the Company during the fiscal years ending June 30, 2006, 2005 and 2004.

Directors of the Company do not receive fees or other cash compensation in their capacity as directors of the Company.

Long-Term Incentive Plan Awards

Long term incentive plan awards (“LTIP”) means “a plan providing compensation intended to motivate performance over a period greater than one financial year”. LTIP awards do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale. No LTIP awards were made to the Named Executive Officers during the most recently completed fiscal year.

Options and Stock Appreciation Rights (“SARs”)

SARs means a right, granted by an issuer or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the issuer’s shares. As at the date of this Registration Statement, the Company has no outstanding stock options or SARs.

During the most recently completed fiscal year, the Company granted an aggregate of 1,070,000 stock options under its stock option plan. These stock options were granted on May 26, 2006 at an exercise price of $2.57. Of these stock options, 300,000 were granted to a Named Executive Officer. The Company granted 50,000 stock options on August 10, 2006 at an exercise price of $1.54. The Company cancelled all of its outstanding stock options on September 15, 2006. The Company did not re-price downward any options or SARs during its most recently completed fiscal year. No stock options or SARs were exercised during the most recently completed fiscal year by the Named Executive Officer.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company does not have any compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officer in the event of the termination of employment or in the event of a change in control of the Company or change in the responsibilities of the Named Executive Officer.

Compensation of Directors

For the most recently completed fiscal year ended June 30, 2006, there was no arrangement, standard or otherwise, pursuant to which directors received cash or non-cash compensation from the Company in their capacity as directors, consultants and/or experts. Incentive stock options may be granted, from time to time, to the Company’s directors. An aggregate of 400,000 stock options was granted to the Company’s directors during the most recently completed fiscal year. However, the Company cancelled all of its outstanding stock options on September 15, 2006.

Incentive Stock Options

At the Meeting, the Company’s shareholders approved a new stock option plan (the “New Plan”). The following information is intended as a brief description of the New Plan and is qualified in its entirety by the full text of the New Plan provided under Exhibit4.12.

The New Plan will provides for a rolling 10% maximum number of shares issuable and will bring Wildcat’s stock option plan in line with the stock option plans of comparable companies and in line with the requirements of the TSX.

The purpose of the New Plan is to provide an incentive to directors, officers, employees, and consultants to continue their involvement with Wildcat and to increase their efforts on Wildcat’s behalf, by allowing Wildcat to grant options to directors, officers, employees and consultants as additional compensation and as an opportunity to participate in the growth of Wildcat. The granting of such options is intended to align the interests of such persons with that of Wildcat.

As at the date of this Registration Statement, Wildcat is able to grant options for the purchase of up to approximately 3,432,513 Wildcat Shares, or 10% of the total issued and outstanding Wildcat Shares, of which no stock options are outstanding. Upon the completion of the Spin-Off

Arrangement, Wildcat will have approximately 56,825,131 common shares issued and outstanding (assuming that no Warrants are exercised between the date of this Registration Statement and prior to the Effective Date) and accordingly, will be able to grant stock options for the purchase of up to approximately 5,682,513 common shares of Wildcat, being 10% of the then issued and outstanding share capital.

The following information is intended as a brief description of the New Plan and is qualified in its entirety by the full text of the New Plan, a copy of which is provided under Exhibit4.12.

1.

The maximum number of shares that may be issued upon the exercise of stock options granted under the New Plan will not exceed 10% of the issued and outstanding common shares of Wildcat at the time of grant, the exercise price of which, as determined by the Wildcat Board in its sole discretion, must not be lower than the market price, as defined in the New Plan, of Wildcat’s common shares at the time the option is granted, or such other the exercise price as may be determined in accordance with the requirements of such exchange or quotation system on which the shares may be listed or quoted for trading.

2.

The Wildcat Board may not grant options to any one person in any 12 month period which will, when exercised, exceed 5% of the issued and outstanding shares of Wildcat or to any one consultant or to those persons employed by Wildcat who perform investor relations services which will, when exercised, exceed 2% of the issued and outstanding shares of Wildcat. Options are non-transferable and non-assignable.

3.

The aggregate number of shares reserved for issuance pursuant to the New Plan or any other share compensation arrangement (pre-existing or otherwise) to insiders will not exceed 10% of the shares outstanding at any time unless Wildcat has obtained disinterested shareholder approval to do so.

4.

Options will be subject to vesting requirements, at the discretion of the Wildcat Board. Notwithstanding the foregoing, options granted to consultants providing investor relations services must vest in stages over a 12 month period with a maximum of one-quarter of the options vesting in any three month period. The New Plan provides that if a change of control, as defined therein, occurs, the Wildcat Board, in its sole discretion, may determine that all shares subject to options shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

5.

Upon the exercise or expiry of an option, or in the event an option is otherwise terminated for any reason, the number of shares in respect of the exercised, expired or terminated option shall again be available for the purposes of the New Plan. All options granted under the New Plan will be exercisable over periods of up to ten years, as determined by the Wildcat Board.

6.

If the option holder ceases to be a director of Wildcat or ceases to be employed by Wildcat (other than by reason of death), or ceases to be a consultant of Wildcat as the case may be, then the option granted shall expire on no later than the 90th day following the date that the option holder ceases to be a director, ceases to be employed by Wildcat or ceases to be a consultant of Wildcat, subject to the terms and conditions set out in the New Plan. Options granted to an option holder who is engaged in investor relations activities must expire within 30 days after the option holder ceases to be so employed. If the option holder ceases to be a director of Wildcat, ceases to be employed by Wildcat or ceases to be a consultant of Wildcat by reason of death, the options terminate on the earlier of one year of the option holder’s death and the expiration date of the options. In the case of an Optionee being dismissed from employment or service for cause, the Option shall terminate immediately upon receipt of notice thereof and shall no longer be exercisable as of the date of such notice.

The New Plan was approved by the shareholders of the Company at the Meeting and is subject to regulatory approvals.

As at the date of this Registration Statement, there were no stock options held by the Company’s directors and senior officer.

C.      Board Practices.

The board of directors of the Company currently consists of 4 members. The directors of the Company are elected annually and hold office until the next annual general meeting of the members of the Company or until their successors in office are duly elected or appointed. All directors are elected for a one-year term. All officers serve at the pleasure of the board of directors. Officers are elected at the annual meeting of the directors held immediately after the annual general meeting of shareholders.

The board of directors has established an audit committee. The functions of this committee are described below.

Audit Committee

The purpose of the audit committee is to provide independent review and oversight of the Company’s financial reporting process, the system of internal control and management of financial risks, and the audit process including the selection, recommendation, oversight and compensation of the Company’s external auditors and considers the adequacy of the audit procedures, recommends the appointment of independent auditors, reviews and approves professional serves to be rendered by them and reviews fees for audit services. The audit committee reviews all financial statements and management discussion and analysis of the Company prior to their publication.

The audit committee will also assist the Board in fulfilling its responsibilities in reviewing the Company’s process for monitoring compliance with laws and regulations. In performing its duties the Audit Committee will maintain effective working relationships with the Board of Directors, management and the external auditors and monitor the independence of those auditors.

The audit committee discusses with management the adequacy of the Company’s system of internal accounting and financial controls. The audit committee has direct communication channels with the Company’s external auditors and legal advisors. The audit committee will establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters and for the confidential, anonymous submission by employees of the Company of concerns regarding possibly questionable accounting or auditing matters. The audit committee may hold periodic meetings with external auditors without the presence of management. The mandate of the audit committee empowers it to retain legal, accounting or other advisors at the expense of the Company, and requires the audit committee to evaluate the functioning of the audit committee on an annual basis.

The members of the audit committee are Messrs. Donald B. Clark, Robert P. Wares, and Michael A. Steeves. Except Mr. Clark, all are independent directors. All of the members of the audit committee are financially literate as defined under Multilateral Instrument 52-110 which states that an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Chair of the Audit Committee Michael A. Steeves is a Financial Expert as defined under SEC Rule 10A-3.

The directors of the Company currently do not receive any monies for serving in their capacity as directors and there is currently no arrangement for the payment of any compensation in the future.

Committee Responsibilities

(a)	review and report to the Board of Wildcat Silver Corporation (“Wildcat”) on the following before they are published:

(i) the financial statements and MD&A (management discussion and analysis) (as defined in National Instrument 51-102) of Wildcat; and

(ii) the auditors report, if any, prepared in relation to those financial statements,

(b)	review Wildcat’s annual and interim earnings press releases before Wildcat publicly discloses this information,

(c)

satisfy itself that adequate procedures are in place for the review of Wildcat’s public disclosure of financial information extracted or derived from Wildcat’s financial statements and periodically assess the adequacy of those procedures,

(d)	recommend to the Board:

(i) the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for Wildcat; and

(ii) the compensation of the external auditor,

(e)

oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for Wildcat, including the resolution of disagreements between management and the external auditor regarding financial reporting,

(f)	monitor, evaluate and report to the Board on the integrity of the financial reporting process and the system of internal controls that management and the Board have established,

(g)	monitor the management of the principal risks that could impact the financial reporting of Wildcat,

(h)	establish procedures for:

(i) the receipt, retention and treatment of complaints received by Wildcat regarding accounting, internal accounting controls, or auditing matters; and

(ii) the confidential, anonymous submission by employees of Wildcat of concerns regarding questionable accounting or auditing matters,

(i)	pre-approve all non-audit services to be provided to Wildcat or its subsidiary entities by Wildcat’s external auditor,

(j)	review and approve Wildcat’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of Wildcat,

(k)

with respect to ensuring the integrity of disclosure controls and internal controls over financial reporting, understand the process utilized by the Chief Executive Officer and the Chief Financial Officer to comply with Multilateral Instrument 52- 109,

(l)	review and recommend to the Board any changes to accounting policies,

(m)	review the opportunities and risks inherent in Wildcat’s financial management and the effectiveness of the controls thereon; and

(n)	review major transactions (acquisitions, divestitures and funding).

Nomination and Assessment

The Board does not have a formal process with respect to the appointment of new nominees to the Board. The Board expects that when the time comes to appoint new directors to the Board that the nominees would be recruited by the current Board members, and the recruitment process would involve both formal and informal discussions among Board members and the Chief Executive Officer. The Board monitors, but does not formally assess, the performance of individual Board members and their contributions.

The Board does not, at present, have a formal process in place for assessing the effectiveness of the Board as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant. Based on the Company’s size, its stage of development and the limited number of individuals on the Board, the Board considers a formal assessment process to be inappropriate at this time.

Compensation

The quantity and quality of the Board compensation is reviewed on an annual basis. At present, the Board is satisfied that the current compensation arrangements, which is currently no compensation, adequately reflect the responsibilities and risks involved in being an effective director of the Company. At this time, the Company does not believe its size and limited scope of operations requires a formal compensation committee.

Other Board Committees

At the present time, the only standing committee is the Audit Committee. As the Company grows, and its operations and management structure become more complex, the Board expects it will constitute additional formal standing committees, and will ensure that such committees are governed by written charters and are composed of at least a majority of independent directors.

D.      Employees.

Other than an employment contract with Ms. Marlo Hamer-Jackson as Manager Investor Relations and Corporate Communications, the Company has no other formal employment contracts or agreements in place. The Company is obligated to pay for services rendered by its management and executives.

E.      Share Ownership.

Beneficial Ownership of Common Shares

The following table sets forth, as of November15, 2006, the number of the Company’s Common Shares beneficially owned by (a) the directors and members of senior management of the Company, individually, and as a group, and (b) the percentage ownership of the outstanding Common Shares represented by such shares. The security holders listed below are deemed to be the beneficial owners of Common Shares underlying options and warrants which are exercisable within 60 days from the above date.

Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown. The Company’s directors and members of senior management do not have different voting rights from other shareholders.

The following table lists the number of each class of securities held, beneficially, directly or indirectly or controlled by each director and officer of the Company including the number of securities which would be held by each director or officer on a fully diluted basis:

Name of Beneficial Owner	Common Shares Owned or Beneficially Controlled	Number of Options Held	Warrants	Special Warrants	Shares Held on a Fully Diluted Basis
Donald B. Clark	2,600,000	0	2,600,000(1)	(See Note 3)	5,200,000
Robert P. Wares	0	0	0	0	0
Michael Steeves	60,000	0	30,000(2)	0	0
R. Stuart Angus	100,000	0	100,000(1)	10,700,000(3)	10,900,000
Bruce B. Nicol	0	0	0	0	0

(1)	Each warrant is exercisable for one common share of the Company at $0.10 until December 8, 2006.
(2)	Each warrant is exercisable for one common share of the Company at $3.00 until May 17, 2007.
(3)

These are Class “B” Special Warrants of the Company held by Diamond Hill Investment Corp. (“Diamond Hill”) a company held 75% by R. Stuart Angus. The Class “B” Special Warrants are convertible into common shares of the Company on the earlier of December 15, 2006 or the completion of the Spin-Off Arrangement. The common shares issuable on the exercise or deemed exercised thereof are to be held in a voluntary pooling arrangement pursuant to which such shares will be released from pool over three years commencing May 18, 2006. A total of 1,070,000 will be eligible for release on the date such shares are issued and 15% will be released from pool every 6 months from May 18, 2006. Diamond Hill holds 1,000,000 Class “B” Special Warrants as bare trustee for Donald B. Clark.

A summary of the Company’s stock option plan and options granted to directors and senior officers of the Company is provided above under section B – “Compensation”.

Item 7.      Major Shareholders and Related Party Transactions.

A.      Major Shareholders.

A major shareholder of the Company is a person that beneficially owns, directly or indirectly, more than 5% of the Company’s common shares. To the best of the Company’s knowledge, as of November 20, 2006, the following list details of the number of the Company’s Common Shares beneficially owned by (a) each major shareholder of the Company, and (b) the percentage ownership of the outstanding Common Shares represented by such shares. Unless otherwise indicated, to the best of the Company’s knowledge, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Shareholder Name	Number of Securities	Percentage of Issued Shares (1)
Richard W. Warke	4,759,052(2)	13.86%
Donald B. Clark	4,600,000(3)	13.40%
Lions Gate Capital Corporation	2,667,000	7.77%

(1)	Assuming 34,325,131shares outstanding as at the completion of the Spin-Off Arrangement;
(2)	Comprises of direct and indirect holdings by Richard W. Warke.
(3)	Comprises of 2,000,000 common shares held in the name of Mr. Clark’s spouse.

On completion of the Spin-Off Arrangement, the following will be the Company’s major shareholders:

Shareholder Name	Number of Securities	Percentage of Issued Shares (1)
R. Stuart Angus	10,800,000(2)	19%
Rick Redfern	10,700,000(3)	18.83%
Richard Warke	4,759,052	8.37%
Donald B. Clark	4,600,000(4)	8.10%

(1)	Assuming 56,825,131 shares outstanding as at the completion of the Spin-Off Arrangement;
(2)

Comprises direct and indirect holdings by Mr. Angus. 10,700,000 of these are pursuant to pursuant to the Class “B” Special Warrants held by Diamond Hill Investment Corp. (“Diamond Hill”) a company held 75% by R. Stuart Angus, a director of the Company and are subject to a pooling arrangement pursuant to which such shares will be released from pool over three years commencing May18, 2006. A total of 1,070,000 will be eligible for release on the date such shares are issued and 15% will be released from pool every 6 months from May 18, 2006. Diamond Hill holds 1,000,000 of these as bare trustee for Donald B. Clark a director of the Company and 100,000 on behalf of another person.

(3)

Subject to a pooling arrangement pursuant to which such shares will be released from pool over three years commencing May18, 2006. A total of 1,070,000 will be eligible for release on the date such shares are issued and 15% will be released from pool every 6 months from May 18, 2006.

(4)	2,000,000 of these are held in the name of Mr. Clark’s spouse.

The Company’s major shareholders do not have different voting rights from other shareholders.

To the best of the Company’s knowledge, there are no arrangements the operation of which may result in a change in control of the Company.

The Company had 237 shareholders resident in the United States holding 733,226 common shares based on information provided by CDS & Co., Cede & Co. and the Company’s transfer agent Computershare Trust Company of Canada as of September 20, 2006.

B.      Related Party Transactions.

During the year ended June 30, 2006, the Company incurred $80,555 for legal services (2005 - $22,056) to a legal firm controlled by a former officer of the Company; $7,500 for management fees (2005 - $30,000) to a company controlled by a former officer and received advances of $nil (2005 - $14,500) from a company controlled by a former director. At June 30, 2006, $29,592 (2005 - $52,056 – former director) was due to a company controlled by a director. The amount unsecured, bears no interest and is due in demand. The amount due at June 30, 2005 was unsecured and is due on demand, with interest at the rate of 10% per annum.

Accounts payable and accrued liabilities at June 30, 2006 includes $nil (2005 - $72,077) due to companies controlled by officers and directors.

Private Placement

Also, at June 30, 2006 amounts are owing to Diamond Hill (the principal owner of which is a Director of the Company) related to the purchase of the Hardshell Property totaling $6.5 million.

Accounts payable and accrued liabilities at June 30, 2006 includes $753,435 (2005 - $72,077) due to companies controlled by officers, directors or shareholders. The $753,435 (US$675,000) is due to Augusta Capital Corporation, which is controlled by a shareholder of the Company, for the purchase of the La Bodega Property.

The Company attributed a fair value of $2,741,549 as proceeds for the warrant issues, as a result of the above private placements.

C.      Interests of Experts and Counsel.

Not Applicable.

Item 8.      Financial Information.

A.      Consolidated Statements and Other Financial Information.

Attached hereto, in Item 17 “Financial Statements”, are our audited consolidated financial statements that cover the latest three financial years, together with related notes and schedules and report of our Auditors. See Item 17 “Financial Statements”.

There are no legal proceedings currently pending which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability. There are no material legal proceedings currently pending in which any director, any member of senior management, or any of the Company’s affiliates is either a party adverse to the Company or its subsidiaries or has a material interest adverse to the Company or its subsidiaries.

The Company has not paid dividends in the past and does not expect to pay dividends in the near feature.

B.      Significant Changes.

Other than already disclosed in this Registration Statement, there have been no significant changes since the date of the Company’s most recent financial statements included in this Registration Statement.

Item 9.      The Offer and Listing.

A.      Offer and Listing Details.

Description of Securities

Price History

On March 2, 2000, the Company was designated inactive by the TSX Venture Exchange and on August 18, 2003 the Company was placed on the NEX market of the TSX Venture Exchange (the “NEX”). On March 20, 2006, the trading in the Company’s common shares was halted pending an announcement of the Company’s indirect acquisition of the Colombian Interests and Hardshell

Property. In May 2006, the Company indicated to the NEX that it intended to move to the CNQ and made an application for voluntary delisting from the NEX. On May 17, 2006, the Company was delisted from the NEX. On May 23, 2006, the Company began trading on the CNQ.

The following tables set forth the reported high and low closing bid prices (all expressed in Canadian dollars) on NEX and CNQ, as applicable, for (a) the portion of the Company’s 2006 fiscal year for which the Common Shares were listed for trading; (b) for each of the four quarters of the Company’s 2006 fiscal year, and (c) each of the six months from May 2006 to December 2006.

High and Low Price for the Fiscal Year 2006 and 2005
Fiscal Year ended June 30	High	Low
2006	$3.23	$0.085
2005	$0.35	$0.15

High and Low Prices for the Four Quarters of Fiscal 2006
Period Ended:	High	Low
June 30, 2006	$3.00	$0.80
March 30, 2006	$3.23	$0.37
December 31, 2005	$0.395	$0.085
September 30, 2005	$0.14	$0.12

High and Low Prices for the Most Recent Six Months
Period:	High	Low
October 2006	$1.80	$1.03
September 2006	$1.25	$0.91
August 2006	$1.64	$0.75
July 2006	$1.40	$0.65
June 2006	$2.41	$0.80
May 2006	$3.00	$2.40

On November 20, 2006, the closing price of the common shares on the CNQ was $1.80 per common share. The common shares are issued in registered form. During the period since July 2003, the common shares have not been subject to any significant trading suspensions. On March 20, 2006 the trading in the Company’s common shares was halted pending an announcement of the Company’s indirect acquisition of the Hardshell Property and the Colombian Interests. In May 2006, the Company indicated to the NEX that it intended to move to the CNQ and made an application for voluntary delisting from NEX. On May 17, 2006, the Company was delisted from the NEX and on May 23, 2006 was listed on the CNQ.

B.      Plan of Distribution.

Not Applicable

C.      Markets.

See Item 9.A.

D.      Selling Shareholders.

Not Applicable.

E.      Dilution.

Not Applicable

F.      Expenses of the Issue.

Not Applicable

Item 10.      Additional Information.

A.      Share Capital.

The Company is authorized to issue an unlimited number of common shares. The common shares of the Company are all without par value and rank equally as to dividends, voting powers and participation in assets and as to all other benefits which might accrue to holders of the common shares. No shares have been issued subject to call or assessment. Each common share carries one vote at shareholder meetings of the issuer. All of the common shares outstanding as at the date of this Application are fully paid and non assessable. There are no pre-emptive or conversion rights, and no provision for redemption, purchase for cancellation, surrender or sinking funds attached to any of the Company’s common shares. Provisions as to the modification, amendment or variation of such rights or provisions are contained in the Company’s Articles of Incorporation.

The Company is further authorized to issue an unlimited number of preferred shares without par value, which may be issued in one or more series, and the directors are authorized to fix the number of shares in each series and determine the designation, rights, privileges, restrictions and conditions attached to the shares of each series. The preferred shares have a priority over the common shares with respect to the payment of dividends and the distribution of assets upon the liquidation of the Company with respect to the repayment of capital. As at the date of this Application, no preferred shares are issued and outstanding.

We issued the following common shares since dormancy in 2003 to fiscal year ended June 30, 2006:

	Common Share without
From dormancy in 2003 to	Par Value
June 30, 2005	Shares	Amount

Balance, July 1, 2002	1,000,499	8,061,392

Issued shares for cash	7,500,000	750,000
Exercise of warrants	510,678	51,068
Issued shares for debt settlement	2,008,786	200,879
Loss for the period	-	-
Balance, June 30, 2003	11,019,963	9,063,339

Issued shares for property acquisition	25,000	7,500
Exercise of warrants	2,953,300	295,330
Loss for the period	-	-
Balance, June 30, 2004	13,998,263	9,366,169

Issued shares for property acquisition	50,000	15,000
Issued for fractional rounding	17	-
Loss for the period	-	-
Balance, June 30, 2005	14,048,280	9,381,169

Issued shares for cash	20,252,500	9,037,076
Escrow shares cancelled	(30,649)	-
Special warrant issuance	-	-
Stock based compensation	-	-
Share issue expenses	-	-
Fair value of warrants issued on private	-	-
Loss for the period	-	-
Balance, June 30, 2006	34,270,131	$18,418,245

Stock Options and Stock Option Plan

As of November 20, 2006 there were no options outstanding. Each of our options is exercisable for one of our shares.

In order to provide incentive to directors, officers, employees, management and others who provide services to the Company, to act in the best interest of the Company, the board approved and shareholders ratified, a share option plan (the “Rolling Plan”) based on a rolling percentage of up to 10% of the Company’s outstanding shares. Pursuant to the Rolling Plan, as the outstanding options are exercised the issued and outstanding Shares of the Company increases, the percentage of options available for granting to eligible optionees will increase. For additional information regarding the options held by our directors and senior management, see Item 6 “Directors, Senior Management and Employees – Compensation – Incentive Stock Options”.

Warrants and Special Warrants

As at the November 20, 2006 there were 16,821,250 warrants outstanding, each exercisable for one common share of the Company.

The Company has issued 6,000,000 Class “A” Special Warrants of Ventana, which are convertible into 6,000,000 common shares of Ventana on completion of the Spin-Off Arrangement. If the SpinOff Arrangement does not occur on or before December 15, 2006, the Class “A” Special Warrants will convert into common shares of the Company.

Also, the Company issued 22,500,000 Class “B” Special Warrants of the Company, which are convertible into 22,500,000 common shares of the Company on the completion of the Spin-Off Arrangement. Provided that the Spin-Off Arrangement is completed prior to December 15, 2006, the holders of the Class “B” Special Warrants will not receive shares of Ventana or otherwise participate in the Spin-Off Arrangement as shareholders of the Company.

The following table sets out the warrants and other rights to purchase securities of Wildcat as the date of this Registration Statement:

Securities	Number	Exercise Price	Expiry Date
Stock Options	Nil	Nil	Nil
Warrants issued pursuant to First Financing(1)(9)	250,000	$1.00	May 17, 2007
Warrants issued pursuant to Second Financing(1)(5)	2,526,250	$3.00	May 17, 2007
Warrants issued pursuant to February 9, 2006 private placement(2)(9)	555,000	$0.50	February 9, 2007
Warrants issued pursuant to December 8, 2005 private placement(3)(4)	13,490,000	$0.10	December 8, 2006
Rights issued pursuant to CVS Purchase Agreement(6) on May 18, 2006	3,000,000	Nil	December 15, 2006
Class “A” Special Warrants issued on May 18, 2006 pursuant to the California- Vetas Purchase Agreement(7)(9)	3,000,000	Nil	December 15, 2006
Class “B” Special Warrants issued on May 18, 2006 pursuant to the terms of the Hardshell Purchase Agreement(8)	22,500,000	Nil	December 15, 2006

Notes:
(1)	See Item 4 (A) “History and Development”.
(2)

These warrants were issued pursuant to a private placement of 1,200,000 units of Wildcat. Each unit was comprised of one common share of Wildcat and one half of one warrant. An aggregate of 25,000 of these warrants were exercised on July 31, 2006.

(3)	These warrants were issued pursuant to a private placement of 13,500,000 units of Wildcat. Each unit was comprised of one common share of Wildcat and one warrant.
(4)	2,600,000 of these warrants are held by Donald B. Clark, Interim President and director of Wildcat, and 100,000 of these warrants are held by R. Stuart Angus, a director of Wildcat.
(5)	30,000 of these warrants are held by Michael Steeves, a director of Wildcat.
(6)

These rights were issued to Augusta Capital Corporation and are exercisable only if the Spin-Off Arrangement does not complete on or before December 15, 2006. On exercise of the rights, Wildcat will be required to issue 3,000,000 common shares in exchange for 3,000,000 common shares of Ventana issued on the exercise of Class “A” Special Warrants of Ventana. See Item 4(B) “Significant Acquisitions and Dispositions – Acquisition of the Colombian Interests”.

(7)

These special warrants will be exchanged for 3,000,000 common shares of Ventana pursuant to the Spin-Off Arrangement. If the Spin-Off Arrangement does not occur on or before December 15, 2006, these special warrants will be exercisable by the holders into common shares of Wildcat until May 18, 2007.

(8)

These special warrants are convertible into 22,500,000 common shares of Wildcat on the earlier of the completion of the Spin-Off Arrangement and December 15, 2006. See Item 4 (A) “Acquisition of the Hardshell Property”. 10,700,000 of these special warrants are held by Diamond Hill Investment Corp., which is 75% owned by R. Stuart Angus, a director of Wildcat. 1,000,000 of these special warrants are held by Donald B. Clark, a director and Interim President of Wildcat.

(9)	None of these warrants are held by any directors, officers, consultants or employees of Wildcat or any of its subsidiaries.

Fully Diluted Share Capital of Wildcat

The following describes the fully diluted share capital of Wildcat as of the date of this Registration Statement:

	Number of Wildcat Shares	Approximate Percentage
Currently Issued and Outstanding:	34,325,131	43.10%
Securities Reserved for Issuance:
Warrants	16,821,250	21.12%
Special Warrants	25,500,000	32.02%
Rights	3,000,000	3.77%
TOTAL:	79,646,381	100%

Escrowed Securities of Wildcat

As at the date of this Registration Statement, Wildcat had no shares subject to escrow restrictions.

B.      Articles of the Company.

Memorandum and Articles of Association

The Company was incorporated on January 20, 1975 under the old Company Act (British Columbia) and was continued under the Canada Business Corporations Act on July 6, 1988. On August 20, 1998, the Company was continued back into British Columbia. The Company’s incorporation number is C0570474 issued by the Registrar of Companies on registration of the Company’s Memorandum of Incorporation and Articles under the old Company Act (British Columbia), which has now been replaced by the Business Corporations Act (British Columbia) (the “BCBCA”). The Company completed its transition under the BCBCA by filing a Transition Application on December 3, 2004, and adopted a form of Articles effective October 16, 2006 complying with BCBCA. On November 15, 2006, the Company replaced these Articles with a new form of Articles pursuant to the BCBCA.

Under the BCBCA, the Company is permitted to conduct any lawful business that the Company is not restricted from conducting by its Notice of Articles and Articles, neither of which contain any restriction on the business the Company may conduct.

Subject to certain exceptions under the BCBCA, a director who, in any way, directly or indirectly, has a material interest in a proposed contract or transaction with the Company which is material to the Company (a “disclosable interest”) is required to disclose in writing the nature and extent of the director’s disclosable interest and abstain from voting on approval of the matter. Unless the director properly discloses his or her disclosable interest and unless the proposed contract or transaction is approved by the other directors of the Company or the Company’s shareholders, the director is liable to account to the Company for any profit such director makes as a result of the proposed contract or transaction. A director who has a disclosable interest may be counted in the quorum at the directors’ meeting at which the proposed contract or transaction is considered for approval. The BCBCA provides that a director of a company does not have a disclosable interest in a proposed contract or transaction merely because the proposed contract or transaction relates, among other things, to an indemnity, liability insurance or the remuneration of a director in that capacity. Hence, directors of the Company can vote on resolutions concerning the compensation to themselves or other directors. The board of directors has an unlimited power to borrow, issue debt obligations and to charge the Company’s assets, provided only that such power is exercised bona fide and in the best interests of the Company. There is no mandatory retirement age for directors. A director is not required to have any share qualification.

The Company has one class of common shares, without any special rights or restrictions. The dividend entitlement of a shareholder of record is fixed at the time of declaration by the board of director, which time must not precede the date on which the dividend is to be paid by more than two months. A vested dividend entitlement does not lapse, but the obligation of the Company to pay dividends which have been declared is a contract debt and unclaimed vested dividends are subject to a statutory six year contract debts limitation. Each common share is entitled to one vote on the election of each director. There are no cumulative voting rights, as a result of which a simple majority of votes at the annual meeting can elect all of the Company’s directors. Each common share carries with it the right to share equally with every other common share in dividends declared and in any distribution of the Company’s surplus assets after payment to creditors on any winding up, liquidation or dissolution. There are no sinking fund provisions related to common shares. All common shares must be fully paid prior to issue and are thereafter subject to no further capital calls by the Company. There exists no discriminatory provision affecting any existing or prospective holder of common shares as a result of such shareholder owning a substantial number of shares common.

The Company has one class of preferred shares with special rights and restrictions, which are fully described in the Company’s Articles. The preferred shares, none of which are issued, are issuable in series and will have such rights to voting, dividends, redemption, and other rights as may determined by the directors of the Company at the time of creation of any series of preferred shares. Any preferred shares will rank ahead of any common shares with respect to payment of dividends and distribution of assets. There are no sinking fund provisions related to preferred shares. All preferred shares must be fully paid prior to issue and are thereafter subject to no further capital calls by the Company. There exists no discriminatory provision affecting any existing or prospective holder of preferred shares as a result of such shareholder owning a substantial number of preferred shares.

Under the BCBCA, the rights of shareholders may be changed only by the shareholders passing a special resolution, which under the Company’s Articles requires an approval by 2/3 of the votes cast at a meeting of shareholders, the notice of which is accompanied by an information circular describing the proposed action and its effect on the shareholders.

The Board of Directors of the Company must call an annual general meeting once in each calendar year and not later than 15 months after the last such meeting. The Board may call an annual general or a special meeting of shareholders at any time. Notice of such meetings must be accompanied by an information circular describing the proposed business to be dealt with and making disclosures as prescribed by the Act. A shareholder or shareholders having in the aggregate 5% of the Company’s issued shares may requisition a meeting and the Board is required to hold such meeting within four months of such requisition. Admission to such meetings is open to registered shareholders and their duly appointed proxies. Others may be admitted subject to the pleasure of the meeting.

The Company’s Notice of Articles and Articles contain no limitations on the rights of non-resident or foreign shareholders to hold or exercise rights on the Company’s shares. There is no limitation at law upon the right of a non-resident to hold shares in the Company.

There are no provisions in the Company’s Notice of Articles and Articles that would have an effect of delaying, deferring or preventing a change in control and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of the Company’s subsidiaries.

There is no provision in the Company’s Articles setting a threshold or requiring or governing disclosure of shareholder ownership above any level.

C.      Material Contracts.

The following are the material contracts which we, or any of our subsidiaries have entered into in the last two years immediately prior to the date of this Registration Statement which are provided under Exhibits 4.1 to 4.13 of this Registration Statement:

1.	The Purchase and Sale Agreement between Arizona Minerals Inc. and Asarco LLC dated October 28, 2005.

2.	Share Purchase Agreement between the Company and Diamond Hill Investment Corp. dated May 18, 2006;

3.	Hardshell Royalty Agreement between Arizona Minerals Inc. and Diamond Hill Investment Corp. dated May 18, 2006;

4.	Voluntary Pooling Agreement dated for reference May 18, 2006 made between the Company and Diamond Investment Corp.;

5.	Share Purchase Agreement dated for reference May 18, 2006 entered into among the Company, Ventana Gold Corp. and Augusta Capital Corporation and Augusta Capital (US) Corporation;

6.	Voluntary Pooling Agreement entered into among the Company, Ventana Gold Corp. and Augusta Capital Corporation dated May 18, 2006;

7.	Option Agreement dated February 8, 2006 between CVS Explorations Ltda and Sociedad Minera La Bodega Ltda.

8.	Letter Agreement dated for reference May 18, 2006 between Mssrs. Jon Lehmann, Allen Ambrose, the Company and Ventana Gold Corp.;

9.	Voluntary Pooling Agreement entered into among the Company, Ventana Gold Corp., Jon Lehman and Allan Ambrose dated May 18, 2006;

10.	The Spin-Off Arrangement Agreement between the Company and Ventana Gold Corp.;

11.	Letter Agreement with respect to Sponsorship between the Company and Haywood Securities Inc. dated September 2, 2006.

12.	Stock Option Plan;

13.	Employment letter with Marlo-Hamer Jackson dated July 10, 2006.

D.      Exchange Controls.

There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital (including, without limitation, foreign exchange controls), or that affect the remittance of dividends, interest or other payments to non-resident holders of our Common Shares. However, any such remittance to a resident of the United States may be subject to a withholding tax pursuant to the reciprocal tax treaty between Canada and the United States. For further information concerning such withholding tax, see “Item 10.E. Taxation.”

There are no limitations under the laws of Canada, the Province of British Columbia, or in our charter or other constituent documents with respect to the right of non-resident or foreign owners to hold and/or vote our common shares. However, the Investment Canada Act (the “Act”), enacted on June 20, 1985, as amended, requires the prior notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control” of a “Canadian business,” all as defined in the Act. For the purposes of the Act, “control” can be acquired through the acquisition of all or substantially all of the assets used in the Canadian business, or the direct or indirect acquisition of interests in an entity that carries on a Canadian business or which controls the entity which carries on the Canadian business. Under the Act, control of a corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a corporation, and is presumed to be acquired where more than one-third, but less than a majority, of the voting shares of a corporation are acquired, unless it can be established that the Company is not controlled in fact through the ownership of voting shares. Other rules apply with respect to the acquisition of non-corporate entities.

Investments requiring review and approval include direct acquisition of Canadian businesses with assets with a gross book value of $5,000,000 or more; indirect acquisitions of Canadian businesses with assets of $50,000,000 or more; and indirect acquisitions of Canadian businesses where the value of assets of the entity or entities carrying on business in Canada, control of which is indirectly being acquired, is greater than $5,000,000 and represents greater than 50% of the total value of the assets of all of the entities, control of which is being acquired.

Pursuant to the World Trade Organization Agreement Implementation Act, the Act was amended to provide that the value of the business acquisition threshold (the “Threshold”) above described is increased from those levels outlined where the acquisition is by a World Trade Organization Investor or by a non-Canadian other than a World Trade Organization Investor where the Canadian business that is the subject of the investment is immediately before the investment controlled by a World Trade Organization Investor. The Threshold is to be determined yearly in accordance with a formula set forth in the Act. For 2003, the Threshold was determined to be $223,000,000.

A World Trade Organization Investor includes an individual, other than a Canadian, who is a national of a World Trade Organization Member, or who has the right of permanent residence in relation to that World Trade Organization Member.

Different provisions and considerations apply with respect to investment to acquire control of a Canadian business that, as defined in the Act or regulations:

a)	engages in production of uranium and owns an interest in a producing uranium property in Canada;
b)	provides financial services;
c)	provides transportation services;
d)	is a cultural business.

If an investment is reviewable, an application for review in the form prescribed by regulation is normally required to be filed with the Ministry of Industry, Director of Investment prior to the investment taking place and the investment may not be consummated until the review has been completed and ministerial approval obtained. Applications for review concerning indirect acquisitions may be filed up to 30 days after the investment is consummated. Applications concerning reviewable investments in culturally sensitive and other specified activities referred to in the preceding paragraph are required upon receipt of a notice for review. There is, moreover, provision for the Minister (a person designated as such under the Act) to permit an investment to be consummated prior to completion of review if he is satisfied that delay would cause undue hardship to the acquirer or jeopardize the operation of the Canadian business that is being acquired.

E.      Taxation.

A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of certain taxes, including withholding provisions, to which United States security holders are subject under existing laws and regulations of Canada and the United States. The consequences, if any, of provincial, state and local taxes are not considered. The following information is general and security holders should seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own individual circumstances of the matters referred to herein and of any provincial, state or local taxes.

U.S. Federal Income Tax Consequences

          The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares.

          This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Scope of this Summary

Authorities

          This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (the “IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

          For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

          For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

          This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own (directly, indirectly, or constructively) 10% or more, by voting power or value, of the outstanding shares of the Company. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

          If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

          This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common

Shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares. (See “Taxation—Canadian Federal Income Tax Consequences” above).

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

          General Taxation of Distributions

          A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares. (See more detailed discussion at “Disposition of Common Shares” below).

          Reduced Tax Rates for Certain Dividends

          For taxable years beginning before January 1, 2009, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.”

          The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (b) the Common Shares are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.

          As discussed below, the Company believes that it was a “passive foreign investment company” for the taxable year ended June 30, 2006, and expects that it may be a “passive foreign investment company” for the taxable year ending June 30, 2007. (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders—Passive Foreign Investment Company” below). Accordingly, the Company does not expect to be a QFC for the taxable year ending June 30, 2007.

          If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

          Distributions Paid in Foreign Currency

          The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

          Dividends Received Deduction

          Dividends paid on the Common Shares generally will not be eligible for the “dividends received deduction.” The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

          A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules. (See more detailed discussion at “Foreign Tax Credit” below).

          Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Foreign Tax Credit

          A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

          Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “general income,” and certain other categories of income). Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive income” or, in the case of certain U.S. Holders, “financial services income.” However, for taxable years beginning after

December 31, 2006, the foreign tax credit limitation categories are reduced to “passive income” and “general income” (and the other categories of income, including “financial services income,” are eliminated). The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

          Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

          If the Company is a “controlled foreign corporation” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Controlled Foreign Corporation

          The Company generally will be a “controlled foreign corporation” under Section 957 of the Code (a “CFC”) if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a “10% Shareholder”).

          If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of the “subpart F income” (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder’s pro rata share of the earnings of the Company invested in “United States property” (as defined in Section 956 of the Code). In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of the Company that are attributable to such Common Shares. If the Company is both a CFC and a “passive foreign investment company” (as defined below), the Company generally will be treated as a CFC (and not as a “passive foreign investment company”) with respect to any 10% Shareholder.

          The Company does not believe that it has previously been, or currently is, a CFC. However, there can be no assurance that the Company will not be a CFC for the current or any subsequent taxable year.

Passive Foreign Investment Company

          The Company generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, for transactions entered into after December 31, 2004, active gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

          For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

          The Company believes that it was a PFIC for the taxable year ended June 30, 2006, and expects that it may be a PFIC for the taxable year ending June 30, 2007. The determination of whether the Company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Company will be a PFIC for the taxable year ending December 31, 2007 and each subsequent taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status.

          Default PFIC Rules Under Section 1291 of the Code

          If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

          A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution paid on the Common Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

          Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any excess distribution paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Common Shares (other than years prior to the first taxable year of the Company beginning after December 31, 1986 for which the Company was not a PFIC) will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible. The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder’s holding period for the Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

          If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold on the last day of the last taxable year for which the Company was a PFIC.

          QEF Election

          A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

          A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

          The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such first year. However, if the Company was a PFIC in a prior year, then in addition to filing the QEF Election documents, a U.S. Holder must elect to recognize (a) gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the Common Shares were sold on the qualification date or (b) if the Company was also a CFC, such U.S. Holder’s pro rata share of the post-1986 “earnings and profits” of the Company as of the qualification date. The “qualification date” is the first day of the first taxable year in which the Company was a QEF with respect to such U.S. Holder. The election to recognize such gain or “earnings and profits” can only be made if such U.S. Holder’s holding period for the Common Shares includes the qualification date. By electing to recognize such gain or “earnings and profits,” such U.S. Holder will be deemed to have made a timely QEF Election. In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

          A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which the Company qualifies as a PFIC. In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder’s direct and indirect interest in the Common Shares. Accordingly, if such U.S. Holder reacquires an interest in the Company, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which the Company is a PFIC.

          Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a QEF Election. U.S. Holders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election.

          Mark-to-Market Election

          A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock. The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on a qualified exchange or other market. For this purpose, a “qualified exchange or other market” includes (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, surveillance, and other requirements designed to prevent fraudulent and manipulative acts and practices, remove impediments to and perfect the mechanism of a free, open, fair, and orderly market, and protect investors (and the laws of the country in which the foreign exchange is located and the rules of the foreign exchange ensure that such requirements are actually enforced) (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If the Common Shares are traded on such a qualified exchange or other market, the Common Shares generally will be “regularly traded” for any calendar year during which the Common Shares are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

          A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder’s holding period for the Common Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

          A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Common Shares over (ii) the fair market value of such Common Shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

          A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

          A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a Mark-to-Market Election.

          Other PFIC Rules

          Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

          Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

          The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Canadian Federal Income Tax Consequences

          The following is a summary of the material Canadian federal income tax consequences of holding common shares of the Company as it applies to a "U.S. Holder". A U.S. Holder is one who holds the Company’s common shares and:

  is not a resident, nor deemed to be a resident, of Canada under the Income Tax Act (Canada) (the “Canadian Tax Act”) at any time while the holder holds or has held the Company’s common shares;

  deals at arm’s length with the Company within the meaning of the Canadian Tax Act;

  is not affiliated with the Company for the purposes of the Canadian Tax Act;

  is a resident of the United States under the Canada-United States Income Tax Convention (1980) (the“Convention”);

  is not using or holding, or deemed to be using or holding, the Company’s common shares in connection with a trade or business carried on, or deemed to be carried on, in Canada, at any time;

  is holding the Company’s common shares as capital property (which generally means that the holder is not a trader or dealer in securities, holding common shares in the course of carrying on a business, nor engaged in an adventure or concern in the nature of trade in respect of the Company’s common shares); and

  is not an insurer, a financial institution or a specified financial institution under the Canadian Tax Act.

This discussion is not intended to be, and should not it be construed to be, legal or tax advice, and the Company can offer no assurance that this discussion accurately or exhaustively summarizes the tax consequences under the Canadian Tax Act of holding the Company’s common shares. The application of any provincial, state or local tax laws, the tax laws of any jurisdiction other than Canada, or the tax considerations applicable to non-U.S. Holders is not addressed in this discussion. Accordingly, a U.S. Holder should consult with his or her own tax advisors for advice with respect to the income tax consequences of holding the Company’s common shares based on the U.S. Holder’s own particular circumstances.

In this discussion, it is assumed that the Company’s common shares will continue to be listed on the TSX Venture Exchange. This discussion is based on the current provisions of the Canadian Tax Act, the regulations thereunder, the Convention and the Company’s understanding of the current administrative practices of the Canada Revenue Agency. The Company has taken into account all specific proposals to amend the Canadian Tax Act and the regulations thereunder that have been publicly announced by the Department of Finance of the Government of Canada prior to the date of this Registration Statement, although the Company cannot be certain that such proposals will be enacted in the form proposed or at all. This discussion does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial action or changes in administrative practice of the Canada Revenue Agency.

For purposes of the Canadian Tax Act, all amounts must be expressed in Canadian dollars, including dividends, adjusted cost base and proceeds of disposition; amounts denominated in United States dollars must be converted into Canadian dollars based on the United States dollar exchange rate generally prevailing at the time such amounts arise.

Dividends

Amounts that the Company pays or credits, or is deemed to have paid or credited, to a non-resident of Canada within the meaning of the Canadian Tax Act will generally be subject to Canadian nonresident withholding tax of 25% of the amount paid or credited, which may be reduced under the Convention. Currently, under the Convention, the rate of Canadian non-resident withholding tax on the gross amount of dividends paid or credited to a U.S. Holder is generally 15%. However, if the beneficial owner of such dividends is a U.S. Holder that is a company which owns 10% or more of the Company’s voting stock, the withholding rate is reduced to 5%. In the case of certain tax exempt entities which are residents of the United States for the purpose of the Convention, the withholding tax on dividends may be eliminated in certain circumstances prescribed by the Convention.

If the Company were to repurchase a U.S. Holder’s common shares (other than a purchase by the Company of our common shares in the open market in the manner in which shares would normally be purchased by any member of the public in the open market), such repurchase would be treated under the Canadian Tax Act as a deemed dividend equal to the difference between the amount paid to a U.S. Holder on the repurchase for the common shares and the paid-up capital of those common shares, determined in accordance with the Canadian Tax Act. The paid-up capital of such shares may be less than a U.S. Holder’s adjusted cost base of such shares. Any such deemed dividend will be subject to non-resident withholding tax as described above. The amount of any such deemed dividend will reduce a U.S. Holder’s proceeds of disposition for purposes of computing the amount of the U.S. Holder’s capital gain or loss arising on the disposition. However, a loss on the disposition of a U.S. Holder’s common shares may not be available to be used to offset capital gains arising from the disposition of other property.

Disposition of Shares

A U.S. Holder generally will not be subject to tax under the Canadian Tax Act in respect of any capital gain arising on a disposition or deemed disposition by the U.S. Holder of the Company’s common shares (including upon a U.S. Holder’s death) unless, at the time of disposition, such shares constitute taxable Canadian property in the hands of the U.S. Holder for purposes of the Canadian Tax Act, and the U.S. Holder is not entitled to relief under the Convention. If the Company’s common shares are listed on a prescribed stock exchange (which currently includes the TSX Venture Exchange) at the time they are disposed of, they generally will not constitute taxable Canadian property in a U.S. Holder’s hands unless:

•	the U.S. Holder either uses or holds, or is deemed to use or hold, the common shares in the course of carrying on business in Canada;

•

at any time during the five year period immediately preceding the disposition, the U.S. Holder, persons with whom the U.S. Holder does not deal with at arm’s length, or the U.S. Holder together with non-arm’s length persons owned (taking into account any interest in or option in respect of the Company’s common shares), 25% or more of the issued shares of any class or series of the Company’s capital stock; or

•	the Company’s common shares are otherwise deemed to be taxable Canadian property.

In any event, under the Convention, gains derived by a U.S. Holder resulting from a disposition of common shares generally will not be subject to tax in Canada unless the value of all of the Company’s shares is derived principally from real property situated in Canada within the meaning of the Convention. If the Company’s common shares held by a U.S. Holder do not constitute taxable Canadian property or if a capital gain in respect of the Company’s common shares would, because of an applicable tax treaty, be exempt from tax under the Canadian Tax Act, any capital loss arising upon a disposition of common shares will not be available to offset a capital gain realized in respect of another property, which may be subject to tax under the Canadian Tax Act. To the extent the common shares disposed of constitute taxable Canadian property, a U.S. Holder will be required to file a Canadian tax return, even if the gain arising from such disposition is exempt from tax because of the Convention.

The Company does not believe that the value of its common shares derives principally from real property situated in Canada.

F.      Dividends and Paying Agents.

Not applicable.

G.      Statement by Experts.

Since October 8, 2004 the Company’s auditors have been Dale Matheson Carr-Hilton located at Suite 1100 888 Dunsmuir Street, Vancouver, BC, V6C 3K4, Canada. Their audit reports for the year ended June 30, 2006 and 2005 is included with the related financial statements in the Registration Statement.

This Registration Statement also includes information from technical reports related to the Hardshell Property authored by Mr. Greg Mosher, P.Geo, Senior Geologist, Mining & Minerals with Wardrop, and the La Bodega and California-Vetas Property authored by Mr. James R. Reeves, R.P.G of Bellingham, WA; The Company has obtained the consent of each of these authors and provides these consents under Exhibits 10.2 to 10.4 to this Registration Statement.

H.      Documents on Display.

Exhibits attached to this Form 20-F are available for viewing at the head office of the Company at Suite 400 – 837 West Hastings Street, Vancouver, BC,V6C 3N6, attention: Purni Parikh. Copies of the Company’s financial statements and other continuous disclosure documents required under by securities regulatory authorities in Canada are available for viewing on the internet at www.sedar.com. The Company’s filings with the United States Securities and Exchange Commission are available for viewing at www.sec.gov in addition to the public reference facilities of the Securities and Exchange Commission at:

100 F Street N.E.
Washington, D.C. 20549

You can also obtain copies of this material by mail from the Public Reference Section of the Securities and Exchange Commission, 100 F Street N.E., Washington, D.C. 20549, at prescribed rates. The Commission’s telephone number is 1-800-SEC-0330.

I.      Subsidiary Information.

Not Applicable.

Item 11.      Quantitative and Qualitative Disclosures About Market Risk.

(a)      Transaction Risk and Currency Risk Management

Prior to the acquisition of the Hardshell Property and the Columbian Interests the Company did not have significant financial instruments or derivatives that were market sensitive. However, as at June 30, 2006, the Company held US$80,000 in cash and had liabilities totalling US$7 million. These amounts are subject to currency risk as the Company does not employ financial instruments or derivatives which are market sensitive.

If the exchange rate were to increase by 10% from 1.1162 at June 30, 2006 the Company would incur an increase in its cash value of $1,000 and an increase in its liabilities value of $81,000 resulting in an exchange loss of $80,000.

(b)      Exchange Rate Sensitivity

Wildcat’s’s administrative operations are in Canada. The majority of the Company’s activities and expenditures are in United States dollars The Company typically holds most of its funds in Canadian dollars and typically acquires foreign currency on an as-needed basis. The risk of this is that a significant fluctuation may give rise to foreign exchange gains or losses that may be significant. An example as provided in (a) above would require additional monetary resources of the Company.

(c)      Interest Rate Risk and Equity Price Risk

Wildcat is equity financed through the sale of securities denominated in CDN dollars and does not have any debt, which is subject to interest rate change risks other than a convertible debenture discussed in Item 5(B) Liquidity and Capital Resources – Short and Long Term Debt. .

(d)      Commodity Price Risk

While the value of Wildcat’s resource properties can always be said to relate to the price of silver, gold and other metals and the outlook for the same, Wildcat does not have any operating mines and hence does not have any hedging or other commodity based operations risks respecting its business activities.

Item 12.      Description of Securities Other than Equity Securities.

The Company has issued 6,000,000 Class “A” Special Warrants of Ventana, which are convertible into 6,000,000 common shares of Ventana on completion of the Spin-Off Arrangement. If the SpinOff Arrangement does not occur on or before December 15, 2006, the Class “A” Special Warrants will convert into common shares of the Company. See Item 4 “Significant Acquisitions and Dispositions”.

Also, the Company issued 22,500,000 Class “B” Special Warrants of the Company, which are convertible into 22,500,000 common shares of the Company on the completion of the Spin-Off Arrangement. Provided that the Spin-Off Arrangement is completed prior to December 15, 2006, the holders of the Class “B” Special Warrants will not receive shares of Ventana or otherwise participate in the Spin-Off Arrangement as shareholders of the Company. See Item 4 “Significant Acquisitions and Dispositions”.

PART II

Item 13.      Defaults, Dividend Arrearages and Delinquencies.

None

Item 14.      Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not Applicable

Item 15.      Controls and Procedures

Not Applicable

Item 16.

Item 16A.    Audit Committee Financial Expert

Not Applicable

Item 16B.    Code of Ethics

Not Applicable

Item 16C.    Principal Accountant Fees and Services

Not Applicable

Item 16D.    Exemptions from the Listing Standards for Audit Committees.

Not Applicable

Item 16E.    Purchases of Equity Securities by the Company and Affiliated Purchasers.

Not Applicable

Item 17.      Financial Statements.

The Company’s Consolidated Financial Statements as at June 30, 2006 are stated in Canadian Dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP, except as discussed in Note 12 to the June 30, 2006 Consolidated Financial Statements of the Company.

The Consolidated Financial Statements of the Company as required under Item 17 of Form 20-F attached hereto are individually listed under Item 19, and are found immediately following the text of this Registration Statement.

Item 18.      Financial Statements.

Not Applicable

Item 19.      Exhibits.

Financial Statements

The Audited Consolidated Financial Statements of the Company for the year ending June 30, 2006 and the Audited Financial Statements for Arizona Minerals Inc. as at May 18, 2006 and exhibits listed below are filed with this Registration Statement on Form 20-F in the United States.

The following financial statements are attached to and form part of this Registration Statement:

1.	Audited Consolidated Financial Statements for the Company for the Year Ended June 30, 2006 and 2005; and

2.	Audited Financial Statements for Arizona Minerals Inc. as at May 18, 2006.

Exhibits

The following exhibits are attached to and form part of this Registration Statement:

Exhibit Number	Description
1.1	Articles of Incorporation dated November 15, 2006;
1.2	Annual Report dated August 20, 2006;
1.3	Certificate of Name Change – Wildcat Silver Corporation – May 17, 2006;
1.4	Certificate of Name Change – Comcorp Ventures Inc. – July 6, 2001;
1.5	Certificate of Discontinuance – Totem Mining Corporation – August 20, 1998 – CBCA;
1.6	Certificate of Continuance - Totem Mining Corporation– August 20, 1998 – BC;
1.7	Certificate of Name Change – Totem Mining Corporation – September 25, 1997;
1.8	Certificate of Amendment – Totem Mining Corporation – February 27, 1997;
1.9	Certificate of Name Change – Totem Sciences Inc. – December 15, 1995;
1.10	Certificate of Amendment – Totem Sciences Inc. – April 13, 1994;
1.11	Certificate of Name Change – Totem Health Sciences Inc. – March 29, 1990;
1.12	Certificate of Amendment – Totem Health Sciences Inc. – October 19, 1989;
1.13	Certificate of Continuance and Name Change – The Totem Capital Corp. – July 6, 1988 – CBCA;
1.14	Articles of Continuance – The Totem Capital Corp. – July 2, 1988 – CBCA;
1.15	Certificate of Incorporation – Totem Industries Ltd. – June 12, 1986;
1.16	Certificate of Incorporation – Totem Industries Ltd. January 20, 1975;
4.1	The Purchase and Sale Agreement between Arizona Minerals Inc. and Asarco LLC dated October 28, 2005;
4.2	Share Purchase Agreement between the Company and Diamond Hill Investment Corp. dated May 18, 2006;
4.3	Hardshell Royalty Agreement between Arizona Minerals Inc. and Diamond Hill Investment Corp. dated May 18, 2006;
4.4	Voluntary Pooling Agreement dated for reference May 18, 2006 made between the Company and Diamond Hill Investment Corp.;
4.5	Share Purchase Agreement dated for reference May 18, 2006 entered into among the Company, Ventana Gold Corp. and Augusta Capital Corporation and Augusta Capital (US) Corporation;

Exhibit Number	Description
4.6	Voluntary Pooling Agreement entered into among the Company, Ventana Gold Corp. and Augusta Capital Corporation dated May 18, 2006;
4.7	Option Agreement dated February 8, 2006 between CVS Explorations Ltda and Sociedad Minera La Bodega Ltda.;
4.8	Letter Agreement dated for reference May 18, 2006 between Mssrs. Jon Lehmann, Allen Ambrose, the Company and Ventana Gold Corp.;
4.9	Voluntary Pooling Agreement entered into among the Company, Ventana Gold Corp., Jon Lehman and Allan Ambrose dated May 18, 2006;
4.10	The Arrangement Agreement between the Company and Ventana Gold Corp.;
4.11	Letter Agreement with respect to Sponsorship between the Company and Haywood Securities Inc. dated September 2, 2006;
4.12	Stock Option Plan;
4.13	Employment letter with Marlo-Hamer Jackson dated July 10, 2006;
8.1	List of Subsidiaries See Item 4.C Organizational Structure;
10.1	Consent by Auditors;
10.2	Consent by Gregory Z. Mosher of Wardrop Engineering Inc. – Hardshell Property;
10.3	Consent by James R. Reeves – La Bodega Property;
10.4	Consent by James R. Reeves – California Vetas Property

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.

Wildcat Silver Corporation
(Registrant)

(signed) “Donald B. Clark”
Donald B. Clark, President
Date: November 29, 2006